Form 10-K, Exhibit 13
period 1994-01-29
TOYS R US INC
filed 1994-04-27
CIK 51734

TABLE OF CONTENTS
- - -------------------------------------------------------------------------------------------------------------------
   1  Financial Highlights
   2  Letters to Our Stockholders
   6  Management's Discussion -- Results of Operations and Financial Condition
   7  Financial Statements
  15  Report of Management
  15  Market Information
  15  Report of Independent Auditors
  16  Directors and Officers
  17  Corporate Data

Toys 'R' Us is the world's largest and fastest growing children's specialty retail chain in terms of both sales and earnings. At January 29, 1994, the Company operated 581 toy stores in the United States, 234 international toy stores and 217 Kids 'R' Us children's clothing stores.

STORE LOCATIONS

TOYS 'R' US UNITED STATES -- 581 LOCATIONS

Alabama - 7
Alaska - 1
Arizona - 10
Arkansas - 2
California - 74
Colorado - 9
Connecticut - 8
Delaware - 2
Florida - 36
Georgia - 14
Hawaii - 1
Idaho - 1
Illinois - 33
Indiana - 12
Iowa - 6
Kansas - 4
Kentucky - 7
Louisiana - 8
Maine - 2
Maryland - 16
Massachusetts - 16
Michigan - 23
Minnesota - 11
Mississippi - 3
Missouri - 12
Montana - 1
Nebraska - 3
Nevada - 3
New Hampshire - 5
New Jersey - 21
New Mexico - 3
New York - 36
North Carolina - 15
Ohio - 27
Oklahoma - 4
Oregon - 5
Pennsylvania - 27
Rhode Island - 1
South Carolina - 8
Tennessee - 11
Texas - 43
Utah - 5
Virginia - 17
Washington - 10
West Virginia - 3
Wisconsin - 11

Puerto Rico - 4

KIDS 'R' US -- 217 LOCATIONS

Alabama - 1
Arizona - 4
California - 31
Connecticut - 6
Delaware - 1
Florida - 7
Georgia - 4
Illinois - 21
Indiana - 7
Iowa - 1
Kansas - 1


Maine - 2
Maryland - 8
Massachusetts - 4
Michigan - 13
Minnesota - 6
Missouri - 4
Nebraska - 1
New Hampshire - 2
New Jersey - 17
New York - 20
Ohio - 19
Pennsylvania - 14
Rhode Island - 1
Tennessee - 1
Texas - 5
Utah - 3
Virginia - 7
Wisconsin - 3

Puerto Rico - 3

TOYS 'R' US INTERNATIONAL -- 234 LOCATIONS


Australia - 7
Austria -5
Belgium -2
Canada - 50
France - 25
Germany -44
Hong Kong - 4
Japan - 16
Malaysia - 2
Netherlands - 5
Portugal - 2
Singapore - 3
Spain - 17
Switzerland - 4
Taiwan - 3
United Kingdom - 45
[RECYCLED SYMBOL]

Printed on
recycled paper

TOYS 'R' US, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

(Dollars in millions except per share information)
                                                                                                            Fiscal Year Ended
                                    Jan. 29, Jan. 30,  Feb. 1,  Feb. 2, Jan. 28, Jan. 29, Jan. 31,  Feb. 1,  Feb. 2,  Feb. 3,
                                        1994     1993     1992     1991     1990     1989     1988     1987     1986     1985
- - -----------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
     Net Sales..................... $  7,946 $  7,169 $  6,124 $  5,510 $  4,788 $  4,000 $  3,137 $  2,445 $  1,976 $  1,702
     Net Earnings..................      483      438      340      326      321      268      204      152      120      111
     Earnings Per Share............     1.63     1.47     1.15     1.11     1.09      .91      .69      .52      .41      .39
FINANCIAL POSITION AT
  YEAR END:
     Working Capital...............      633      797      328      177      238      255      225      155      181      222
     Real Estate-Net...............    2,040    1,877    1,751    1,433    1,142      952      762      601      423      279
     Total Assets..................    6,150    5,323    4,583    3,582    3,075    2,555    2,027    1,523    1,226    1,099
     Long-Term Obligations.........      724      671      391      195      173      174      177       85       88       88
   Stockholders' Equity............    3,148    2,889    2,426    2,046    1,705    1,424    1,135      901      717      579
NUMBER OF STORES
  AT YEAR END:
     Toys 'R' Us -- United States..      581      540      497      451      404      358      313      271      233      198
     Toys 'R' Us -- International..      234      167      126       97       74       52       37       24       13        5
     Kids 'R' Us...................      217      211      189      164      137      112       74       43       23       10


                              CONSOLIDATED NET SALES (BILLIONS)
                                 (GRAPHIC MATERIAL OMITTED)

FISCAL YEAR                  1984              $1,702
                             1985               1,976
                             1986               2,445
                             1987               3,137
                             1988               4,000
                             1989               4,788
                             1990               5,510
                             1991               6,124
                             1992               7,169
                             1993               7,946

TO OUR STOCKHOLDERS

FINANCIAL HIGHLIGHTS

We are pleased to report another excellent year for Toys 'R' Us. In 1993, we once again achieved record sales and earnings as well as significant market share gains. Since Toys 'R' Us became a public company, we have reported 15 consecutive years of sales and earnings increases, with an annual compounded growth rate over that period of 25%.

Our sales reached $7.9 billion, an 11% increase over the $7.2 billion reported in the previous year. Pre-tax earnings increased 12% while net earnings rose to $483 million, a 10% increase over the $438 million in 1992. Earnings per share were $1.63 compared to $1.47 a year ago. Our stockholders' equity increased to $3.1 billion by the end of 1993.

We achieved these outstanding results by having the best selection of merchandise, being stocked in depth, and by being competitive with our everyday low prices. Our strong performance also reflects several new marketing and merchandising initiatives implemented this year; including the wider distribution of our Holiday Toy Catalog, the expansion of Books 'R' Us shops within our U.S.A. toy stores and increased customer service initiatives.

Our existing and new strategies contributed to comparable store sales increases in our U.S.A. toy stores of 6.5% in the fourth quarter and 3.3% for the year. These results are particularly impressive as they come on top of strong increases in each of the last two years.

Internationally, Germany and Japan had comparable store sales decreases in their local currencies, reflecting the recessionary economic conditions in those countries. Canada, the United Kingdom, France and Spain had comparable store sales increases. We continue to be pleased with the acceptance of our new stores throughout the world. Our International division once again, demonstrated its ability to improve inventory management and increase labor and distribution productivity in spite of the difficult economic environment in Europe and Japan.

[Photo of Robert C. Nakasone, President and Chief Operating Officer and Michael Goldstein, Vice Chairman and Chief Executive Officer.]

We have created a franchising division that will enable us to bring additional countries into the Toys 'R' Us family on an accelerated basis, and provide for the opening of stores in additional parts of the world. We have already signed two franchise agreements which allow for the opening of Toys 'R' Us stores in the Middle East commencing in 1994. We will receive royalty and other related franchise service fees providing meaningful cash flow and earnings for our International division.

Our Kids 'R' Us children's clothing stores' sales improved throughout the second half of the year, and despite a difficult apparel sales environment, ended the year with a slight increase. Operating profits increased approximately 25% following a 50% increase in 1992 reflecting the improved expense and inventory control as well as new marketing and merchandising strategies. Kids 'R' Us continues to make strategic improvements to increase its profitability. In 1993, four stores were closed and we anticipate closing another 15 to 20 stores which are not meeting expectations.

Lastly, we announced a plan to buy back $1 billion of our common stock over the next several years. Even with our aggressive expansion, Toys 'R' Us expects to generate excess cash flow. We believe that in addition to investing in our ongoing business, the repurchase of Toys 'R' Us common stock will increase shareholder value.

OPERATIONAL HIGHLIGHTS

We are proud of our ability to provide our customers with the best selection of merchandise, stocked in depth with everyday low prices, while maintaining one of the lowest expense structures in the industry. The following highlights some 1993 accomplishments along with our plans for 1994.

In 1993, we significantly expanded the distribution of our Holiday Toy Catalog providing our customers with even more coupons than in prior years. The catalog was very successful and allowed us to highlight the broad selection of merchandise that can be found at Toys 'R' Us. Customers used the catalog as a shopping aid throughout the Holiday season.

We have continued testing various 'specialty shops' within our stores: the most notable being 'Books 'R' Us'.


                          CONSOLIDATED NET EARNINGS (MILLIONS)
                              (GRAPHIC MATERIAL OMITTED)

FISCAL YEAR                  1984               $111
                             1985                120
                             1986                152
                             1987                204
                             1988                268
                             1989                321
                             1990                326
                             1991                340
                             1992                438
                             1993                483


The Books 'R' Us shops offer a broad selection of children's books and encourage children to read. In 1993, we added about 160 'Books 'R' Us' shops and plan to have over 300 shops by the end of 1994. We have also been experimenting with other shops such as construction toys, large outdoor playsets and stuffed animals. We believe that these shops help distinguish Toys 'R' Us from our competitors.

Enhancing customer service continues to be a primary focus for Toys 'R' Us. In 1993, we expanded our successful 'Geoffrey Helper' program in both the U.S.A. and International toy stores. In 1994, we will install customer friendly in-aisle price scanners and other service oriented technology to assist our customers who are our number one priority.

In 1990, we began remodeling about fifteen of our older U.S.A. toy stores each year. The remodeled stores enhance the customers' shopping experience while increasing in-store productivity. In 1993, we accelerated this program to about 25 stores and expect to remodel another 25 to 30 stores in 1994.

The use of technology to control expenses is a priority at Toys 'R' Us. We again increased productivity and improved our ability to replenish stores by building an automated state-of-the-art distribution facility in southern Germany and retrofitting an existing facility in California with our new automated systems. In 1994, we plan to replace four U.S.A. toy distribution centers with two automated facilities in Missouri and Florida. Distribution facilities in France, Germany and Spain will also be retrofitted with new automated systems.

All U.S.A. toy stores were provided with laser radio terminal (LRT) technology in 1993, which takes advantage of wireless radio frequency communications within our stores. This equipment enhances shelf replenishment and improves employee productivity.

We installed satellite technology in North America. This technology instantaneously links our stores with our headquarters' computer databases as well as our customer transaction authorization networks in a more cost effective manner. We have also been able to utilize business television in our North American stores.

STORE GROWTH

In 1993, we opened 41 toy stores in the United States. Internationally, 67 stores opened in 11 countries, including our first stores in Australia, Portugal, Belgium, Switzerland and the Netherlands. For the first time, our International division opened more toy stores than the United States division. We also opened 10 Kids 'R' Us stores. At the end of 1993, we had 815 toy stores operating in 46 states and Puerto Rico, Canada; Europe -- the United Kingdom, Germany, France, Spain, Austria, Switzerland, the Netherlands, Belgium and Portugal; Asia -Japan, Hong Kong, Singapore, Malaysia and Taiwan; and Australia. We also had 217 Kids 'R' Us stores operating in 29 states.

In 1994, we plan to open 40 to 45 toy stores in the U.S.A. and 65 to 70 stores internationally, including our first stores in Scandinavia. The new Scandinavian stores will be serviced from the United Kingdom. Once again, our anticipated opening of international stores will exceed the openings in the U.S.A. The international stores will capitalize on the existing infrastructure thereby enhancing the profitability of new


                       CONSOLIDATED STOCKHOLDERS' EQUITY (BILLIONS)
                                 (GRAPHIC MATERIAL OMITTED)

FISCAL YEAR                  1984             $  579
                             1985                717
                             1986                901
                             1987              1,135
                             1988              1,424
                             1989              1,705
                             1990              2,046
                             1991              2,426
                             1992              2,889
                             1993              3,148

and existing stores. We plan to open about 10 new Kids 'R' Us stores.

With our financial strength, we intend to capitalize on our strong competitive position throughout the world, by continued expansion to achieve greater sales, earnings and market share gains.

CORPORATE CITIZENSHIP

Toys 'R' Us maintains a corporate-wide giving program focusing on improving the health care needs of children by supporting many national and regional children's health care organizations. In 1993, we contributed funds to more than 10 new children's health care organizations. We expanded our Hospital Playroom Program in 1993 by opening 4 additional playrooms bringing the total to 18. This program fixtures and equips quality children's play centers in hospitals. We expect to expand our program into eight additional hospitals in 1994.

Once again we were very involved in assisting those in need in the aftermath of the floods in the Midwest and the Southern California earthquake by providing free diapers and other basic consumables.

Toys 'R' Us is a signatory to a Fair Share Agreement with the NAACP and has taken steps to support women and other minorities in the workplace. We are the leading purchaser of products from several minority-owned toy companies.


                          CONSOLIDATED NUMBER OF STORES
                           (GRAPHIC MATERIAL OMITTED)

FISCAL YEAR                  1984                213
                             1985                269
                             1986                338
                             1987                424
                             1988                522
                             1989                615
                             1990                712
                             1991                812
                             1992                918
                             1993              1,032



                     NET SALES - INTERNATIONAL DIVISION (MILLIONS)
                            (GRAPHIC MATERIAL OMITTED)

FISCAL YEAR                  1984             $   14
                             1985                 34
                             1986                101
                             1987                210
                             1988                368
                             1989                534
                             1990                773
                             1991                970
                             1992              1,374
                             1993              1,667


Toys 'R' Us continues to have a strong toy safety program which includes the inspection of directly imported toys. Furthermore, we continue to take numerous pro-active initiatives, including a leadership position in eliminating the sale of look-a-like toy guns.

Through our new Books 'R' Us shops, we are promoting literacy by demonstrating to children that reading is fun. We introduced a reading initiative called Geoffrey's Reading Railroad which offers a free reading kit with prize incentives for reading up to nine books. In conjunction with the opening of Books 'R' Us shops, Toys 'R' Us reached out to the community and selected Reading Is Fundamental (RIF) as the recipient of a grant. Part of this grant went towards RIF's Project Open Book, a program that provides books to children in homeless shelters.

HUMAN RESOURCES

The excellence of our management team and associates enables Toys 'R' Us to expand aggressively and profitably.

We have made the following important promotions and additions to our executive ranks:

CORPORATE AND ADMINISTRATIVE:

Michael J. Corrigan, Vice President -- Compensation and Benefits

TOYS 'R' US, UNITED STATES:

Lee Richardson, Vice President -- Advertising

Karl S. Taylor, Vice President -- Merchandise Planning and Allocation

TOYS 'R' US, INTERNATIONAL:

Ken Bonning, Vice President -- Logistics

Keith C. Spurgeon, Vice President -- Toys 'R' Us, Asia/Australia

KIDS 'R' US:

Virginia Harris, Senior Vice President -- General Merchandise Manager

Lorna E. Nagler, Vice President -- Divisional Merchandise Manager


                     NUMBER OF COUNTRIES - INTERNATIONAL DIVISION
                            (GRAPHIC MATERIAL OMITTED)

FISCAL YEAR                  1985                  3
                             1986                  4
                             1987                  5
                             1988                  6
                             1989                  8
                             1990                  8
                             1991                 10
                             1992                 11
                             1993                 16
                             1994*                18

- - -----------
* Projected


SUMMARY

The exciting world of Toys 'R' Us continues to expand. We look forward to a strong year in 1994, with profit improvement in all three divisions. We will work hard to continue being the most trusted store in town.

We value our excellent relationships with our innovative suppliers and commend them for their products, which create excitement in our stores. Our assessment of the February New York Toy Fair indicates an exciting year in basic categories such as crafts, construction, action figures, preschool and dolls with reasonably priced quality product.

We recognize the dedication and quality work of our associates around the world who have made this another record year. Our appreciation is also extended to you, our stockholders, for your commitment and loyalty to Toys 'R' Us.

Finally, we would like to thank Charles Lazarus, our founder and the Chairman of the Board for his confidence in us and the rest of the Toys 'R' Us team. He has created an impressive organization and a great legacy. We intend to fully meet his expectations and live up to the standards he set.

Sincerely,

/s/ Michael Goldstein
Michael Goldstein
Vice Chairman and
Chief Executive Officer

/s/ Robert C. Nakasone
Robert C. Nakasone
President and Chief
Operating Officer

March 30, 1994

[Photo of Charles Lazarus, Chairman of the Board]

LETTER FROM THE CHAIRMAN

Over the past 46 years since I opened my first toy store in Washington, D.C., I have seen Toys 'R' Us grow to become a sophisticated, multinational company with stores throughout the world. Many people have contributed to the success of our company, none more than Mike Goldstein, our new Vice Chairman and Chief Executive Officer, and Bob Nakasone, our new President and Chief Operating Officer. These appointments are an integral part of our succession planning process and give added responsibilities to our two most senior executives.

In my new role, I will continue to be significantly involved with Toys 'R' Us in a variety of ways. First and foremost, I will ensure that the vision of Toys 'R' Us remains intact by visiting our U.S.A. and International operations. I will also be providing guidance in the development of new merchandising and marketing concepts. Lastly, I will be working with governmental officials throughout the world to ensure that Toys 'R' Us is able to continue its global expansion.

I look forward to my new role and remain as excited about the future prospects of Toys 'R' Us today, as I first did more than four decades ago.

/s/ Charles Lazarus
Charles Lazarus
Chairman of the Board

MANAGEMENT'S DISCUSSION -- RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS*

The Company has experienced sales growth in each of its last three years; sales were up 10.8% in 1993, 17.1% in 1992 and 11.1% in 1991. Part of the growth is attributable to the opening of 130 new U.S.A. toy stores, 137 international toy stores and 57 children's clothing stores during the three year period, and a portion of the increase is due to comparable U.S.A. toy store sales increases of 3.3%, 6.9% and 2.4% in 1993, 1992 and 1991, respectively.

Cost of sales as a percentage of sales decreased to 69.2% in 1993 from 69.3% in 1992 and from 70.0% in 1991 due to a more favorable merchandise mix.

Selling, advertising, general and administrative expenses as a percentage of sales increased to 18.8% in 1993 from 18.7% in 1992 primarily as a result of start-up costs for the opening of our new market in Australia. These expenses decreased in 1992 from 18.8% in 1991 as a result of labor productivity gains and other cost cutting measures.

Interest expense increased in 1993 and 1992 compared to 1991 due to increased average borrowings, the mix between short-term and long-term borrowings and the mix between countries, partially offset by lower short-term interest rates. Short-term interest income increased during these periods due to an increase in cash available for investment.

The effective tax rate increased to 37.5% in 1993 from 36.5% in 1992, due to a 1% increase in the U.S. Federal corporate income tax rate and an adjustment for the retroactive impact of this tax change. The effective tax rate decreased to 36.5% in 1992 from 37.0% in 1991, due to a change in the mix of foreign earnings and certain foreign tax benefits. The Company believes its deferred tax assets, as reported, are fully realizable.

The Company believes that its risks attendant to foreign operations are minimal as it operates in sixteen different countries which are politically stable. International sales and operating earnings were unfavorably impacted by the translation of local currency results into U.S. dollars at lower average exchange rates in 1993 than in 1992. However, the strong dollar had a favorable impact on the cost of international capital investment in 1993.

Inflation has had little effect on the Company's operations in the last three years.

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to maintain a strong financial position as evidenced by its working capital of $633 million at January 29, 1994 and $797 million at January 30, 1993. The long-term debt to equity percentage is 23.0% at January 29, 1994 as compared to 23.2% at January 30, 1993.

The Company plans to open 105 to 115 toy stores in 1994 in the United States, Australia, Austria, Belgium, Canada, France, Germany, Japan, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom, as well as the new markets of Denmark and Sweden. Additionally, the Company plans to open about 10 Kids 'R' Us children's clothing stores and close approximately 15 to 20 stores (4 stores closed in 1993). The Company believes that the store closings will not have a significant impact on its financial position. The Company opened 108 toy stores in 1993, 84 in 1992 and 75 in 1991 and 10 Kids 'R' Us children's clothing stores in 1993, 23 in 1992 and 25 in 1991.

Since 1981, the Company has purchased a significant portion of its real estate and plans to continue this policy. Generally, real estate acquisitions are financed through internally generated funds.

For 1994, capital requirements for real estate, store and warehouse fixtures and equipment, leasehold improvements and other additions to property and equipment are estimated at $650 million (including real estate and related costs of $400 million).

In 1993, the Company completed its five million share repurchase program and announced a new one billion dollar share repurchase program which will occur over the next several years. During the three years ended January 29, 1994, the Company repurchased 5,648,000 shares of its common stock for $210,477,000 pursuant to these programs. The repurchase of shares during 1994 is anticipated to be financed by internally generated funds.

The seasonal nature of the business (approximately 49% of sales take place in the fourth quarter) typically causes cash to decline from the beginning of the year through October as inventory increases for the Christmas season and funds are used for land purchases and construction of new stores, which usually open in the first ten months of the year. Therefore, the Company has commitments and backup lines from numerous financial institutions to adequately support its short-term financing needs. Management expects that seasonal cash requirements will continue to be met primarily through operations, issuance of short-term commercial paper and bank borrowings for its foreign subsidiaries.

Where appropriate, the Company may convert short-term borrowings to long-term debt to achieve a balance between fixed and variable interest rates. In this regard, during 1993 the Company's Japanese subsidiary borrowed 4 billion yen (approximately $36 million) at various interest rates with a third party in Japan.

* References to 1993, 1992 and 1991 are for the 52 weeks ended January 29, 1994, January 30, 1993 and February 1, 1992, respectively.

TOYS 'R' US, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                    Year Ended
- - --------------------------------------------------------------------------------------------------------------
(In thousands except per share information)                              January 29,  January 30,  February 1,
                                                                                1994         1993         1992
Net sales...............................................................   $7,946,067   $7,169,290  $6,124,209
Costs and expenses:
Cost of sales...........................................................    5,494,766    4,968,555   4,286,639
Selling, advertising, general and administrative........................    1,497,011    1,342,262   1,153,576
Depreciation and amortization...........................................      133,370      119,034     100,701
Interest expense........................................................       72,283       69,134      57,885
Interest and other income...............................................      (24,116)     (18,719)    (13,521)
                                                                           ----------   ----------  ----------
                                                                            7,173,314    6,480,266   5,585,280
                                                                           ----------   ----------  ----------
Earnings before taxes on income.........................................      772,753      689,024     538,929
Taxes on income.........................................................      289,800      251,500     199,400
                                                                           ----------   ----------  ----------
Net earnings............................................................   $  482,953   $  437,524  $  339,529
                                                                           ----------   ----------  ----------
                                                                           ----------   ----------  ----------
Earnings per share......................................................   $     1.63   $     1.47  $     1.15
                                                                           ----------   ----------  ----------
                                                                           ----------   ----------  ----------

See notes to consolidated financial statements.

TOYS 'R' US, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)
- - --------------------------------------------------------------------------------------------------------------
                                                                                      January 29,  January 30,
                                                                                             1994         1993
ASSETS
Current Assets:
Cash and cash equivalents.............................................................  $  791,893  $  763,721
Accounts and other receivables........................................................      98,534      69,385
Merchandise inventories...............................................................   1,777,569   1,498,671
Prepaid expenses and other............................................................      40,400      52,731
                                                                                        ----------  ----------
Total Current Assets..................................................................   2,708,396   2,384,508
Property and Equipment:
Real estate, net......................................................................   2,035,673   1,876,835
Other, net............................................................................   1,148,794     926,715
                                                                                        ----------  ----------
Total Property and Equipment..........................................................   3,184,467   2,803,550

Other Assets..........................................................................     256,746     134,794
                                                                                        ----------  ----------
                                                                                        $6,149,609  $5,322,852
                                                                                        ----------  ----------
                                                                                        ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings.................................................................  $  239,862  $  120,772
Accounts payable......................................................................   1,156,411     941,375
Accrued expenses and other current liabilities........................................     471,782     361,661
Income taxes payable..................................................................     206,996     163,841
                                                                                        ----------  ----------
Total Current Liabilities.............................................................   2,075,051   1,587,649

Deferred Income Taxes.................................................................     202,663     175,430
Long-Term Debt........................................................................     710,365     660,488
Obligations Under Capital Leases......................................................      13,248      10,264

Stockholders' Equity:
Common stock..........................................................................      29,794      29,794
Additional paid-in capital............................................................     454,061     465,494
Retained earnings.....................................................................   3,012,806   2,529,853
Foreign currency translation adjustments..............................................     (56,021)     14,317
Treasury shares, at cost..............................................................    (292,358)   (150,437)
                                                                                        ----------  ----------
                                                                                         3,148,282   2,889,021
                                                                                        ----------  ----------
                                                                                        $6,149,609  $5,322,852
                                                                                        ----------  ----------
                                                                                        ----------  ----------

See notes to consolidated financial statements.

TOYS 'R' US, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Year Ended
- - -------------------------------------------------------------------------------------------------------------
(In thousands)
                                                                        January 29,  January 30,  February 1,
                                                                             1994       1993             1992
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings............................................................... $ 482,953   $ 437,524   $ 339,529
                                                                            ---------   ---------   ---------
Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization.........................................   133,370     119,034     100,701
     Deferred income taxes.................................................    36,534      13,998      15,817
     Changes in operating assets and liabilities:
       Accounts and other receivables......................................   (29,149)     (5,307)      9,092
       Merchandise inventories.............................................  (278,898)   (108,066)   (115,436)
       Prepaid expenses and other operating assets.........................   (39,448)    (36,249)    (16,176)
       Accounts payable, accrued expenses and other liabilities............   325,165     112,232     462,152
       Income taxes payable................................................    26,588      40,091       7,071
                                                                            ---------   ---------   ---------
Total adjustments..........................................................   174,162     135,733     463,221
                                                                            ---------   ---------   ---------
     Net cash provided by operating activities.............................   657,115     573,257     802,750
                                                                            ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net..................................................  (555,258)   (421,564)   (548,538)
Other assets...............................................................   (58,383)    (22,175)    (17,110)
                                                                            ---------   ---------   ---------
     Net cash used in investing activities.................................  (613,641)   (443,739)   (565,648)
                                                                            ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net.................................................   119,090    (170,887)    (94,811)
Long-term borrowings.......................................................    40,576     318,035     197,802
Long-term debt repayments..................................................    (1,335)     (7,926)     (1,590)
Exercise of stock options..................................................    29,879      86,323      32,707
Share repurchase program...................................................  (183,233)    (27,244)         --
                                                                            ---------   ---------   ---------
     Net cash provided by financing activities.............................     4,977     198,301     134,108
                                                                            ---------   ---------   ---------
Effect of exchange rate changes on cash and cash equivalents...............   (20,279)     (8,691)     38,378
CASH AND CASH EQUIVALENTS
Increase during year.......................................................    28,172     319,128     409,588
Beginning of year..........................................................   763,721     444,593      35,005
                                                                            ---------   ---------   ---------
End of year................................................................ $ 791,893 $   763,721   $ 444,593
                                                                            ---------   ---------   ---------
                                                                            ---------   ---------   ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers its highly liquid investments purchased as part of its daily cash management activities to be cash equivalents. During the years ended January 29, 1994, January 30, 1993 and February 1, 1992, the Company made income tax payments of $220,229, $151,722 and $155,469 and interest payments (net of amounts capitalized) of $104,281,$83,584 and $46,763, respectively.

See notes to consolidated financial statements.

TOYS 'R' US, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                     Common Stock
                                                    -----------------------------
                                                               Issued In Treasury
                                                    ----------------- -----------Additional
                                                                                    paid-in  Retained
(In thousands)                                        Shares   Amount      Amount   capital  earnings
- - -------------------------------------------------------------------------------------------------------
Balance, February 2, 1991...........................  297,938 $ 29,794 ($ 129,340) $353,924 $1,752,800
Net earnings for the year...........................       --       --         --        --    339,529
Exercise of stock options (1,640 Treasury shares)...       --       --      1,623    15,259         --
Tax benefit from exercise of stock options..........       --       --         --    15,620         --
                                                    -------- -------- ----------- --------- ----------
Balance, February 1, 1992...........................  297,938   29,794   (127,717)  384,803  2,092,329
Net earnings for the year...........................       --       --         --        --    437,524
Share repurchase program (708 Treasury shares)......       --       --    (27,244)       --         --
Exercise of stock options (4,479 Treasury shares)...       --       --      4,524    35,301         --
Tax benefit from exercise of stock options..........       --       --         --    45,390         --
                                                    -------- -------- ----------- --------- ----------
Balance, January 30, 1993...........................  297,938   29,794   (150,437)  465,494  2,529,853
Net earnings for the year...........................       --       --         --        --    482,953
Share repurchase program (4,940 Treasury shares)....       --       --   (183,233)       --         --
Exercise of stock options (1,394 Treasury shares)...       --       --     41,312   (21,464)        --
Tax benefit from exercise of stock options..........       --       --         --    10,031         --
                                                    -------- -------- ----------- --------- ----------
Balance, January 29, 1994...........................  297,938 $ 29,794 ($ 292,358) $454,061 $3,012,806
                                                    -------- -------- ----------- --------- ----------
                                                    -------- -------- ----------- --------- ----------

See notes to consolidated financial statements.

TOYS 'R' US, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- - --------------------------------------------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

- - --------------------------------------------------------------------------------

FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest to January 31. References to 1993, 1992 and 1991 are for the 52 weeks ended January 29, 1994, January 30, 1993 and February 1, 1992, respectively.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of stockholders' equity. The increase (decrease) in the foreign currency translation adjustment was ($70,338,000), ($33,650,000), and $7,539,000 for 1993, 1992 and 1991, respectively.

MERCHANDISE INVENTORIES

Merchandise inventories for the U.S.A. toy store operations, which represent over 66% of total inventories, are stated at the lower of LIFO (last-in, first-out) cost or market as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at January 29, 1994 or January 30, 1993. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or, where applicable, the terms of the respective leases, whichever is shorter.

PREOPENING COSTS

Preopening costs, which consist primarily of advertising, occupancy and payroll expenses, are amortized over expected sales to the end of the fiscal year in which the store opens.

CAPITALIZED INTEREST

Interest on borrowed funds is capitalized during construction of property and is amortized by charges to earnings over the depreciable lives of the related assets. Interest of $7,300,000, $8,403,000 and $12,237,000 was capitalized during 1993, 1992 and 1991, respectively.

FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets for cash and cash equivalents and short-term borrowings approximate their fair market values.

FORWARD FOREIGN EXCHANGE CONTRACTS

The Company enters into forward foreign exchange contracts to eliminate currency movement relating to certain transactions denominated in foreign currency. Gains and losses which offset the movement in the underlying transactions are recognized as part of such transactions. As of January 29, 1994, the Company had $290,000,000 of outstanding forward contracts maturing in 1994. There were no open contracts at January 30, 1993. The Company does not expect to incur any losses as a result of counterparty defaults.

PROPERTY AND EQUIPMENT

- - --------------------------------------------------------------------------------





                                                                    Useful Life  January 29, January 30,
(In thousands)                                                      (in years)          1994        1993
- - --------------------------------------------------------------------------------------------------------
Land....................................................................           $  693,737 $  642,368
Buildings...............................................................      45-50 1,446,277  1,280,850
Furniture and equipment.................................................       5-20   953,360    809,772
Leaseholds and leasehold improvements...................................  12 1/2-50   658,191    510,780
Construction in progress................................................               41,855     72,895
Leased property under capital leases....................................               24,360     20,193
                                                                        ---------- ---------- ----------
                                                                                    3,817,780  3,336,858
Less accumulated depreciation and amortization..........................              633,313    533,308
                                                                                   ---------- ----------
                                                                                   $3,184,467 $2,803,550
                                                                                   ---------- ----------
                                                                                   ---------- ----------

LONG-TERM DEBT

- - --------------------------------------------------------------------------------

                                                                                        January 29, January 30,
(In thousands)                                                                                 1994        1993
- - ---------------------------------------------------------------------------------------------------------------
Industrial revenue bonds, net of expenses (a)...........................................$    74,208 $    74,174
Mortgage notes payable at annual interest rates from 7 1/8% to 11% (b)..................     13,318      13,708
Japanese yen loans payable at annual interest rates from 3.85% to 6.46%, due in varying
  amounts through 2012..................................................................    142,688      93,904
British pound sterling 11% Stepped Coupon Guaranteed Bonds, due 2017....................    194,415     193,180
8 1/4% sinking fund debentures, due 2017, net of discounts..............................     88,117      88,013
8 3/4% debentures, due 2021, net of expenses............................................    197,978     197,906
                                                                                        ----------- -----------
                                                                                            710,724     660,885
Less current portion....................................................................        359         397
                                                                                        ----------- -----------
                                                                                        $   710,365 $   660,488
                                                                                        ----------- -----------
                                                                                        ----------- -----------

(a) Bank letters of credit of $57,135,000, expiring in 1995, support certain industrial revenue bonds. The Company expects the bank letters of credit expiring in 1995 will be renewed. The bonds have fixed or variable interest rates with an average of 2.5% at January 29, 1994.

(b) Mortgage notes payable are collateralized by property and equipment with an aggregate carrying value of $18,628,000 at January 29, 1994.

The fair market value of the Company's long-term debt at January 29, 1994 is approximately $846,000,000. The fair market value was estimated using quoted market rates for publicly traded debt and estimated current interest rates for non-public debt.

The annual maturities of long-term debt at January 29, 1994 are as follows:

Year ending in                                                               (In thousands)
- - -------------------------------------------------------------------------------------------
1995..........................................................................$         359
1996..........................................................................        1,655
1997..........................................................................        3,045
1998..........................................................................        4,360
1999..........................................................................        5,310
2000 and subsequent...........................................................      695,995
                                                                              -------------
                                                                              $     710,724
                                                                              -------------
                                                                              -------------

LEASES
- - --------------------------------------------------------------------------------

The Company leases a portion of the real estate used in its operations. Most leases require the Company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Obligations under capital leases require minimum payments as follows:

Year ending in                                                               (In thousands)
- - -------------------------------------------------------------------------------------------
1995..........................................................................$      2,582
1996..........................................................................       2,630
1997..........................................................................       2,475
1998..........................................................................       2,255
1999..........................................................................       1,996
2000 and subsequent...........................................................      12,451
                                                                              -------------
Total minimum lease payments..................................................      24,389
Less amount representing interest.............................................       9,957
                                                                              -------------
Obligations under capital leases..............................................      14,432
Less current portion..........................................................       1,184
                                                                              -------------
                                                                              $     13,248
                                                                              -------------
                                                                              -------------

Minimum rental commitments under noncancellable operating leases having a term of more than one year as of January 29, 1994 were as follows:


                                                                               Gross              Net
(In thousands)                                                               minimum Sublease   minimum
Year ending in                                                               rentals  income    rentals
- - --------------------------------------------------------------------------------------------------------
1995.......................................................................$  207,664 $ 7,139 $  200,525
1996.......................................................................   207,462   6,593    200,869
1997.......................................................................   204,867   5,754    199,113
1998.......................................................................   204,730   5,587    199,143
1999.......................................................................   203,461   4,688    198,773
2000 and subsequent........................................................ 2,770,005  31,359  2,738,646
                                                                           -----------------------------
                                                                           $3,798,189 $61,120 $3,737,069
                                                                           -----------------------------
                                                                           -----------------------------

Total rental expense was as follows:

                                                                                                Year ended
- - ----------------------------------------------------------------------------------------------------------
                                                                      January 29,  January 30, February 1,
(In thousands)                                                               1994         1993        1992
- - ----------------------------------------------------------------------------------------------------------
Minimum rentals......................................................$    180,118 $   149,027  $   118,583
Additional amounts computed as percentages of sales..................       5,604       5,447        5,140
                                                                     -------------------------------------
                                                                          185,722     154,474      123,723
Less sublease income.................................................       7,935       5,788        2,629
                                                                     -------------------------------------
                                                                     $    177,787 $   148,686  $   121,094
                                                                     -------------------------------------
                                                                     -------------------------------------

STOCKHOLDERS' EQUITY

The common shares of the Company, par value $.10 per share, were as follows:

                                                                                        January 29, January 30,
(In thousands)                                                                                 1994        1993
- - ---------------------------------------------------------------------------------------------------------------
Authorized shares.......................................................................    550,000    550,000
                                                                                        ----------- -----------
                                                                                        ----------- -----------
Issued shares...........................................................................    297,938    297,938
                                                                                        ----------- -----------
                                                                                        ----------- -----------
Treasury shares.........................................................................      8,416      4,870
                                                                                        ----------- -----------
                                                                                        ----------- -----------

Earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding after reduction for treasury shares and assuming exercise of dilutive stock options computed by the treasury stock method using the average market price during the year.

Weighted average numbers of shares used in computing earnings per share were as follows:

                                                                                                    Year ended
- - --------------------------------------------------------------------------------------------------------------
                                                                           January 29, January 30, February 1,
(In thousands)                                                                    1994        1993        1992
- - --------------------------------------------------------------------------------------------------------------
Common and common equivalent shares........................................    296,463    297,718     296,139
                                                                           ----------- ----------- -----------
                                                                           ----------- ----------- -----------

TAXES ON INCOME

The provisions for income taxes consist of the following:

                                                                                                    Year ended
- - --------------------------------------------------------------------------------------------------------------
                                                                           January 29, January 30, February 1,
(In thousands)                                                                    1994        1993        1992
- - --------------------------------------------------------------------------------------------------------------
Current:
     Federal............................................................... $  200,303 $  186,013  $  138,779
     Foreign...............................................................     17,259     15,605      15,378
     State.................................................................     35,704     35,884      29,426
                                                                           ----------- ----------- -----------
                                                                               253,266    237,502     183,583
                                                                           ----------- ----------- -----------
Deferred:
     Federal...............................................................     49,961     17,187      19,545
     Foreign...............................................................    (16,186)    (6,705)     (7,678)
     State.................................................................      2,759      3,516       3,950
                                                                           ----------- ----------- -----------
                                                                                36,534     13,998      15,817
                                                                           ----------- ----------- -----------
Total...................................................................... $  289,800 $  251,500  $  199,400
                                                                           ----------- ----------- -----------
                                                                           ----------- ----------- -----------

Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has gross deferred tax liabilities of $251.7 million at January 29, 1994 and $190.4 million at January 30, 1993 which consist primarily of temporary differences related to fixed assets of $194.0 million and $171.9 million, respectively. The Company had gross deferred tax assets of $92.8 million at January 29, 1994 and $63.8 million at January 30, 1993, which consist primarily of net operating losses of foreign start-up operations of $60.4 million and $38.5 million, and operating costs not currently deductible for tax purposes of $23.2 million and $18.6 million, respectively. Valuation allowances are not significant.

A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                                                                                       Year ended
- - -----------------------------------------------------------------------------------------------------------------
                                                                             January 29, January 30,  February 1,
(In thousands)                                                                      1994        1993         1992
- - -----------------------------------------------------------------------------------------------------------------
Statutory tax rate...........................................................      35.0%      34.0%         34.0%
State income taxes, net of federal income tax benefit........................       3.2        4.0           4.1
Foreign......................................................................      (0.5)      (1.2)         (0.5)
Other, net...................................................................      (0.2)      (0.3)         (0.6)
                                                                                  -----      -----          ----
                                                                                   37.5%      36.5%         37.0%
                                                                                  -----      -----          ----
                                                                                  -----      -----          ----

Deferred income taxes were not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Unremitted earnings were approximately $101 million at January 29, 1994, exclusive of amounts that if remitted would result in little or no tax under current
U.S. tax laws. Net income taxes of approximately $35 million would be due if these earnings were to be remitted.

PROFIT SHARING PLAN

The Company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the Company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the Company's discretion. Provisions of $29,961,000, $29,824,000 and $15,513,000 have been charged to operations in 1993, 1992 and 1991, respectively.
                                       13

STOCK OPTIONS
- - -------------
The Company has Stock Option Plans (the 'Plans'), including a new plan subject to shareholder approval, which provide for the granting of options to purchase the Company's common stock to substantially all employees and non-employee directors of the Company. The Plans provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares and unrestricted shares. The majority of the options become exercisable four years and nine months from the date of grant. Certain non-qualified options become exercisable nine years from the date of grant, however the exercise date of all or a portion of such options may be accelerated if the price of the Company's common stock reaches certain target amounts. The options granted to non-employee directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

In addition to the aforementioned Plans, stock options aggregating 6,659,375 shares were granted to certain senior executives during the period from 1984 to 1993 pursuant to individual plans. These options are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

The exercise price per share of all options granted has been the market price of the Company's common stock on the date of grant.
Outstanding options must be exercised within ten years from the date of grant.

At January 29, 1994, 13,327,781 shares were available for future grants under the Plans and 4,807,607 options were exercisable.
All outstanding options expire at dates varying from May 1994 to December 2003.

At January 29, 1994, an aggregate of 30,574,872 shares of authorized common stock was reserved for all of the Plans noted above.

Stock option transactions are summarized as follows:

                                                                     Shares Under Option
- - ----------------------------------------------------------------------------------------
(In thousands except price range)            Incentive   Non-Qualified       Price Range
- - ----------------------------------------------------------------------------------------
Outstanding January 30, 1993............           752          13,201     $7.03 - 39.63
Granted.................................          --             5,645     36.44 - 40.94
Exercised...............................          (224)         (1,170)     7.03 - 36.94
Cancelled...............................            (1)           (956)     9.74 - 39.88
                                             ---------          ------     -------------
Outstanding January 29, 1994............           527          16,720     $7.68 - 40.94
                                             ---------          ------     -------------
                                             ---------          ------     -------------


The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option price. During 1993, 1992 and 1991, $10,031,000,
$45,390,000 and $15,620,000, respectively, was credited to additional paid-in capital.

FOREIGN OPERATIONS
- - ------------------
Certain information relating to the Company's foreign operations is set forth below. Corporate assets include all cash and cash equivalents and other related assets.

                                                                              Year ended
- - ----------------------------------------------------------------------------------------
                                           January 29,     January 30,       February 1,
(In thousands)                                   1994            1993               1992
- - ----------------------------------------------------------------------------------------
Sales
  Domestic........................          $6,278,591      $5,795,119        $5,154,215
  Foreign.........................           1,667,476       1,374,171           969,994
                                            ----------      ----------        ----------
Total.............................          $7,946,067      $7,169,290        $6,124,209
                                            ----------      ----------        ----------
                                            ----------      ----------        ----------
Operating Profit
  Domestic........................            $724,818        $647,640          $527,695
  Foreign.........................             102,923         101,132            62,846
General corporate expenses........              (6,821)         (9,333)           (7,248)
Interest expense, net.............             (48,167)        (50,415)          (44,364)
                                            ----------      ----------        ----------

Earnings before taxes on income...            $772,753        $689,024          $538,929
                                            ----------      ----------        ----------
                                            ----------      ----------        ----------
Identifiable Assets
  Domestic........................          $3,630,921      $3,277,527        $3,095,178
  Foreign.........................           1,694,565       1,248,827         1,009,455
  Corporate.......................             824,123         796,498           477,975
                                            ----------      ----------        ----------
Total.............................          $6,149,609      $5,322,852        $4,582,608
                                            ----------      ----------        ----------
                                            ----------      ----------        ----------


QUARTERLY FINANCIAL DATA
- - ------------------------
The following table sets forth certain unaudited quarterly financial information.

(In thousands except                             First          Second             Third            Fourth
per share information)                         Quarter         Quarter           Quarter           Quarter
- - ----------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 29, 1994
- - ---------------------------
Net Sales..........................         $1,286,479      $1,317,012        $1,449,118        $3,893,458
Cost of Sales......................            882,876         902,414           982,151         2,727,325
Net Earnings.......................             35,436          35,505            37,457           374,555
Earnings per Share.................               $.12            $.12              $.13             $1.27

YEAR ENDED JANUARY 30, 1993
- - ---------------------------
Net Sales..........................         $1,172,476      $1,249,144        $1,345,835        $3,401,835
Cost of Sales......................            809,929         864,511           922,619         2,371,496
Net Earnings.......................             28,304          32,709            36,796           339,715
Earnings per Share.................               $.10            $.11              $.12             $1.14

REPORT OF MANAGEMENT
- - --------------------
Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Toys 'R' Us management. The accompanying financial statements have been prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of the Company. Management has established a system of internal controls to provide reasonable assurance that assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

The Company's comprehensive internal audit program provides for constant evaluation of the adequacy of the adherence to management's established policies and procedures. The Company has distributed to key employees its policies for conducting business affairs in a lawful and ethical manner.

The 1993 and 1992 financial statements of the Company have been audited by Ernst & Young, independent auditors, in accordance with generally accepted auditing standards, including a review of financial reporting matters and internal controls to the extent necessary to express an opinion on the consolidated financial statements.

/s/ Michael Goldstein                      /s/ Louis Lipschitz
Michael Goldstein                          Louis Lipschitz
Vice Chairman and                          Senior Vice President-Finance
Chief Executive Officer                    and Chief Financial Officer


MARKET INFORMATION
- - ------------------
The Company's common stock is listed on the New York Stock
Exchange.  The following table reflects the high and low prices
(rounded to the nearest one-eighth) based on New York Stock
Exchange trading since February 1, 1992.

The Company has not paid any cash dividends and a change in this policy is not under consideration by the Board of Directors.

The number of stockholders of record of common stock on March 9, 1994 was approximately 25,500.

                                                  High             Low
- - ----------------------------------------------------------------------
1992
1st Quarter                                     38 5/8          30 3/8
2nd Quarter                                     37 1/8          31
3rd Quarter                                     41              34 3/4
4th Quarter                                     41 1/4          35 5/8

1993
1st Quarter                                     42 3/8          36 5/8
2nd Quarter                                     39 3/4          32 3/8
3rd Quarter                                     40 3/8          33 3/4
4th Quarter                                     42 7/8          36



REPORT OF INDEPENDENT AUDITORS
- - ------------------------------
The Board of Directors and Stockholders
Toys 'R' Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys 'R' Us, Inc. and subsidiaries, as of January 29, 1994 and January 30, 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of earnings, stockholders' equity and cash flows of Toys 'R' Us, Inc. and subsidiaries for the year ended February 1, 1992 were audited by other auditors whose report dated March 11, 1992, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1993 and 1992 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys 'R' Us, Inc. and subsidiaries at January 29, 1994 and January 30, 1993 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                    /s/ Ernst & Young
New York, New York
March 9, 1994

DIRECTORS AND OFFICERS
- - ----------------------

DIRECTORS
- - ---------

CHARLES LAZARUS
Chairman of the Board of the Company

ROBERT A. BERNHARD
Real Estate Developer

MICHAEL GOLDSTEIN
Vice Chairman and Chief Executive
Officer of the Company

MILTON S. GOULD
Attorney-at-law; Partner - Shea & Gould

SHIRLEY STRUM KENNY
President, Queens College of The City
University of New York

REUBEN MARK
Chairman and CEO
Colgate-Palmolive Company

HOWARD W. MOORE
Former Executive Vice President-General
Merchandise Manager of the Company; Consultant

ROBERT C. NAKASONE
President and Chief Operating Officer of the Company

NORMAN M. SCHNEIDER
Former Chairman, Leisure Products
Division of Beatrice Foods Company;
Consultant

HAROLD M. WIT
Managing Director, Allen & Company
Incorporated; Investment Bankers



OFFICERS - CORPORATE AND ADMINISTRATIVE
- - ---------------------------------------

MICHAEL GOLDSTEIN
Vice Chairman and Chief Executive Officer

ROBERT C. NAKASONE
President and Chief Operating Officer

DENNIS HEALEY
Senior Vice President -
Management Information Systems

LOUIS LIPSCHITZ
Senior Vice President-Finance and
Chief Financial Officer

MICHAEL P. MILLER
Senior Vice President-Real Estate

JEFFREY S. WELLS
Senior Vice President-Human Resources

GAYLE C. AERTKER
Vice President - Real Estate

MICHAEL J. CORRIGAN
Vice President - Compensation and Benefits

JONATHAN M. FRIEDMAN
Vice President - Controller

EILEEN C. GABRIEL
Vice President - Information Systems

JON W. KIMMINS
Vice President - Treasurer

MATTHEW J. LOMBARDI
Vice President - Information Technology

ERIC A. SWARTWOOD
Vice President - Architecture and Construction

MICHAEL L. TUMOLO
Vice President - Real Estate Counsel

PETER W. WEISS
Vice President - Taxes

ANDRE WEISS
Secretary-Attorney-at-law;
Partner-Schulte Roth & Zabel


TOYS 'R' US UNITED STATES - OFFICERS AND GENERAL MANAGERS
- - ---------------------------------------------------------
ROGER V. GODDU
Executive Vice President-
General Merchandise Manager

VAN H. BUTLER
Senior Vice President - Marketing and
Divisional Merchandise Manager

BRUCE C. HALL
Senior Vice President - Store Operations and
Support Services

MICHAEL J. MADDEN
Senior Vice President - Distribution

THOMAS J. REINEBACH
Senior Vice President - Chief Financial Officer

ERNEST V. SPERANZA
Senior Vice President - Advertising/Marketing

ROBERT J. WEINBERG
Senior Vice President - Divisional Merchandise Manager

KRISTOPHER M. BROWN
Vice President - Distribution Operations

RICHARD N. CUDRIN
Vice President-
Employee and Labor Relations

HARVEY J. FINKEL
Vice President - Operations

MARTIN FOGELMAN
Vice President -
Divisional Merchandise Manager

LEE RICHARDSON
Vice President - Advertising

JOHN P. SULLIVAN
Vice President -
Divisional Merchandise Manager

KARL S. TAYLOR
Vice President - Merchandise Planning and Allocation


GENERAL MANAGERS

ROBERT F. PRICE
Vice President
New York/Northern New Jersey

LARRY D. GARDNER
Pacific Northwest/Alaska

MICHAEL A. GERETY
Georgia/South Carolina/Tennessee/Alabama

GARY H. GILLIARD
Colorado/Utah/New Mexico/Montana

MARK H. HAAG
Southern California/Arizona/Nevada/Hawaii

DANIEL D. HLAVATY
Central Ohio/Indiana/Kentucky

DEBRA M. KACHURAK
New England

RICHARD A. MOYER
S. Texas/Louisiana/Mississippi

GERALD S. PARKER
Northern California

JOHN J. PRAWLOCKI
Florida/Puerto Rico

J. MICHAEL ROBERTS
Pennsylvania/Delaware/Southern New Jersey

EDWARD F. SIEGLER
Kansas/Missouri/Iowa/Nebraska

CARL P. SPAULDING
N.E. Ohio/W. Pennsylvania/N. New York

WILLIAM A. STEPHENSON
Illinois/Wisconsin/Minnesota

JOHN P. SUOZZO
Maryland/Virginia/North Carolina

BRIAN L. VOORHEES
N. Texas/Oklahoma/Arkansas

DENNIS J. WILLIAMS
Michigan/N.W. Ohio

KIDS 'R' US - OFFICERS
- - ----------------------

RICHARD L. MARKEE
President

VIRGINIA HARRIS
Senior Vice President - General Merchandise Manager

JAMES L. EASTON
Vice President - Divisional
Merchandise Manager

JEREL G. HOLLENS
Vice President -
Merchandise Planning and
Management Information Systems

DEBRA G. HYMAN
Vice President - Divisional
Merchandise Manager

ELIZABETH S. JORDAN
Vice President - Human Resources

LORNA E. NAGLER
Vice President - Divisional
Merchandise Manager

JAMES G. PARROS
Vice President - Stores and
Physical Distribution

TOYS 'R' US INTERNATIONAL - OFFICERS AND COUNTRY MANAGEMENT
- - -----------------------------------------------------------

LARRY D. BOUTS
President

GREGORY R. STALEY
Senior Vice President -
General Merchandise Manager

LAWRENCE H. MEYER
Vice President -
Chief Financial Officer

PHILIP BLOOM
Vice President -
General Merchandise Manager

KEN BONNING
Vice President-Logistics

JOSEPH GIAMELLI
Vice President -
Information Systems

ADAM SZOPINSKI
Vice President - Operations

KEITH VAN BEEK
Vice President - Development



COUNTRY MANAGEMENT

DAVID RURKA
President - Toys 'R' Us Europe
Managing Director -
Toys 'R' Us Holdings PLC
(United Kingdom)

ARNT KLOSER
President - Toys 'R' Us Central Europe
Managing Director - TRU A.G. (Switzerland)

JACQUES LE FOLL
President - Toys 'R' Us
S.A.R.L. (France)

CARL OLSEN
Managing Director - Toys 'R' Us
(Australia) Pty. Ltd.

GUILLERMO PORRATI
Managing Director - Toys 'R' Us
Iberia, S.A. (Spain)

MANABU TAZAKI
President - Toys 'R' Us Japan, Ltd.

ELLIOTT WAHLE
President - Toys 'R' Us (Canada) Ltd.

KEITH C. SPURGEON
Vice President-Asia/Australia

SCOTT CHEN
General Manager - Toys 'R' Us
Lifung Taiwan Limited

MICHAEL YEO
General Manager - Toys 'R' Us
Metro Pte. Ltd. (Singapore)


CORPORATE DATA
- - --------------
ANNUAL MEETING
- - --------------
The Annual Meeting of the Stockholders of Toys 'R' Us will be held at the offices of the Company, 461 From Road, Paramus, New
Jersey on Wednesday, June 8, 1994 at 10:00 a.m.

STOCKHOLDER INFORMATION
- - -----------------------
The Company will supply to any owner of Common Stock, upon written request to Mr. Louis Lipschitz of the Company at the address set forth below, and without charge, a copy of the Annual Report on Form 10-K for the year ended January 29, 1994, which has been filed with the Securities and Exchange Commission.

COMMON STOCK LISTED
- - -------------------
New York Stock Exchange, Symbol:  TOY


THE OFFICE OF THE COMPANY IS LOCATED AT
- - ---------------------------------------
461 From Road
Paramus, New Jersey 07652
Telephone:  201-262-7800


GENERAL COUNSEL
- - ---------------
Schulte Roth & Zabel
900 Third Avenue
New York, New York  10022


INDEPENDENT AUDITORS
- - --------------------
Ernst & Young
787 Seventh Avenue
New York, New York  10019


REGISTRAR AND TRANSFER AGENT
- - ----------------------------
American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005
Telephone:  718-921-8200

[RECYCLED SYMBOL]
Printed on recycled paper

17