Form 10-K, Exhibit 13
period 1995-01-28
TOYS R US INC
filed 1995-04-25
CIK 51734

TABLE OF CONTENTS

   1    Financial Highlights
   2    Letter to Our Stockholders
   6    Management's Discussion
        Results of Operations
        and Financial Condition
   7    Financial Statements
   15   Report of Management
   15   Market Information
   15   Report of Independent
        Auditors
   16   Directors and Officers
   17   Corporate Data

Toys "R" Us is the world's largest children's specialty retail chain in terms of both sales and earnings. At January 28, 1995, the Company operated 618 toy stores in the United States, 293 international toy stores and 204 Kids "R" Us children's clothing stores.


STORE LOCATIONS

TOYS "R" US UNITED STATES - 618 LOCATIONS

Alabama - 7
Alaska - 1
Arizona - 10
Arkansas - 2
California - 77
Colorado - 10
Connecticut - 9
Delaware - 2
Florida - 39
Georgia - 14
Hawaii - 1
Idaho - 2
Illinois - 34
Indiana - 12
Iowa - 7
Kansas - 4
Kentucky - 7
Louisiana - 8
Maine - 2
Maryland - 17
Massachusetts - 16
Michigan - 23
Minnesota - 11
Mississippi - 5
Missouri - 12
Montana - 1
Nebraska - 3
Nevada - 3
New Hampshire - 5
New Jersey - 21
New Mexico - 3
New York - 41
North Carolina - 16
Ohio - 28
Oklahoma - 4
Oregon - 7
Pennsylvania - 29
Rhode Island - 1
South Carolina - 8
South Dakota - 2
Tennessee - 12
Texas - 50
Utah - 5
Virginia - 18
Washington - 11
West Virginia - 3
Wisconsin - 11

Puerto Rico - 4


TOYS "R" US INTERNATIONAL - 293 LOCATIONS

Australia - 17
Austria - 7
Belgium - 3
Canada - 56
Denmark - 1
France - 29
Germany - 53
Hong Kong - 4
Japan - 24
Luxembourg - 1
Malaysia - 3
Netherlands - 8
Portugal - 3
Singapore - 3
Spain - 20
Sweden - 3
Switzerland - 4
Taiwan - 4
United Arab Emirates - 1
United Kingdom - 49


KIDS "R" US UNITED STATES - 204 LOCATIONS

Alabama - 1
California - 25
Connecticut - 6
Delaware - 1
Florida - 8
Georgia - 4
Illinois - 20
Indiana - 7
Iowa - 1
Kansas - 1
Maine - 1
Maryland - 8
Massachusetts - 5
Michigan - 13
Minnesota - 5
Missouri - 4
Nebraska - 1
New Hampshire - 2
New Jersey - 17
New York - 20
Ohio - 19
Pennsylvania - 14
Rhode Island - 1
Tennessee - 1
Texas - 7
Utah - 2
Virginia - 7
Wisconsin - 3

TOYS "R" US, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

(Dollars in millions except per share information)                                                              Fiscal Year Ended
                               Jan. 28,  Jan. 29,  Jan. 30,  Feb.  1,  Feb.  2,  Jan. 28,  Jan. 29,  Jan. 31,  Feb.  1,  Feb.  2,
                                   1995      1994      1993      1992      1991      1990      1989      1988      1987      1986
OPERATIONS:

  Net Sales                     $ 8,746   $ 7,946   $ 7,169   $ 6,124   $ 5,510   $ 4,788   $ 4,000   $ 3,137   $ 2,445   $ 1,976
  Net Earnings                      532       483       438       340       326       321       268       204       152       120
  Earnings Per Share               1.85      1.63      1.47      1.15      1.11      1.09       .91       .69       .52       .41

FINANCIAL POSITION
AT YEAR END:

  Working Capital                   394       633       797       328       177       238       255       225       155       181
  Real Estate-Net                 2,271     2,036     1,877     1,751     1,433     1,142       952       762       601       423
  Total Assets                    6,571     6,150     5,323     4,583     3,582     3,075     2,555     2,027     1,523     1,226
  Long-Term Obligations             785       724       671       391       195       173       174       177        85        88
  Stockholders' Equity            3,429     3,148     2,889     2,426     2,046     1,705     1,424     1,135       901       717

NUMBER OF STORES
AT YEAR END:

  Toys"R"Us - United States         618       581       540       497       451       404       358       313       271       233
  Toys"R"Us - International         293       234       167       126        97        74        52        37        24        13
  Kids"R"Us - United States         204       217       211       189       164       137       112        74        43        23






                           CONSOLIDATED NET SALES (BILLIONS)
                             (GRAPHIC MATERIAL OMITTED)


         FISCAL YEAR           1985            $2.0
                               1986             2.4
                               1987             3.1
                               1988             4.0
                               1989             4.8
                               1990             5.5
                               1991             6.1
                               1992             7.2
                               1993             7.9
                               1994             8.7


[Photo of Michael Goldstein, Vice Chairman and Chief Executive Officer and Robert C. Nakasone, President and Chief Operating Officer.]


TO OUR STOCKHOLDERS

FINANCIAL HIGHLIGHTS

We are proud to report another good year for Toys "R" Us. In 1994, we achieved gains in market share and once more reported record results, marking the 16th consecutive year of increased sales and earnings since Toys "R" Us became a public company. Over that period, earnings have grown at an annual compounded rate of 24%.

For the year, sales grew to $8.7 billion, a 10% increase over the $7.9 billion reported in the previous year. Operating earnings increased 11% while net earnings rose to $532 million, a 10% increase over the $483 million reported in 1993. Earnings per share climbed 14% to $1.85 compared to $1.63 a year ago.

Comparable store sales at our U.S.A. toy stores rose 2% for the year, with operating earnings up 7%. Our performance reflected several new marketing and merchandising initiatives: we introduced a new Spring catalog and three Holiday catalogs, which featured more pages, more coupons and received wider distribution; we introduced several initiatives to improve customer service; and expanded our Books "R" Us shops. We also introduced Lego and Stuffed Animal shops and the sale of PC software for children, which was successfully tested as a new Learning Center shop in a number of U.S.A. and European toy stores. However, we experienced a downturn in our video game business in the fall of 1994 as customers awaited new generation 32 and 64 bit video game systems by Sega, Sony and Nintendo, expected in the latter half of 1995. In addition, competition from national and regional discount stores, as well as mall based toy stores, intensified as they increase advertising and more than ever emphasized lower prices. Lastly, new competitors have emerged targeting specific segments of our business. These competitors include juvenile specialty stores, educational toy stores and computer electronic shops with broad offerings of video games.

We now face a number of issues, in our U.S.A. toy store operations, which require us to take significant actions. These steps, while improving our long-term profitability and market share, will adversely impact our ability to achieve our historic earnings growth rate in 1995. Further, until the new video game systems are introduced, the outlook for that category in the first three quarters of 1995 is poor, and it will hurt sales and profits. However, we expect a strong fourth quarter as the new systems and our initiatives create excitement and improved customer traffic.

Our strategies for 1995 include improving our image through a variety of pricing and marketing initiatives, the introduction of new in-store shops that highlight our dominant selection of merchandise and an increased emphasis on customer service. The Toys "R" Us franchise is one of the best in the world and we intend to take aggressive measures to strengthen this franchise over the years to come.

Internationally, our French and Iberian toy stores had comparable store sales increases for the full year. In Japan, our performance improved in the fourth quarter with the introduction of 32 bit video game systems by both Sony and Sega. These gains were offset by lower comparable store sales for our Canadian, Central European and United Kingdom toy stores, reflecting new competition in Canada and a poor retail environment in Central Europe. In spite of this, our International division achieved a 37% increase in operating earnings, by again improving upon inventory management and increasing productivity in both labor and distribution.

Our International franchising division added a third franchisee to the Toys "R" Us family in 1994, which will now enable us to open toy stores in Israel, Saudi Arabia and the United

                             CONSOLIDATED NET EARNINGS (MILLIONS)
                                (GRAPHIC MATERIAL OMITTED)


         FISCAL YEAR         1985                    120
                             1986                    152
                             1987                    204
                             1988                    268
                             1989                    321
                             1990                    326
                             1991                    340
                             1992                    438
                             1993                    483
                             1994                    532






Arab Emirates. Our first franchise store opened in Dubai in January 1995 to tremendous excitement and heavy consumer traffic. We expect to accelerate our franchising program by entering into agreements in additional countries in 1995, with plans to open stores in 1996.

Our Kids "R" Us children's clothing division enjoyed relatively strong comparable store sales despite the continuation of the difficult apparel sales environment. Operating profits rose 16%, our third successive year of strong growth, reflecting improved expense control as well as new marketing and merchandising initiatives. Our greatly expanded private label merchandise program has met with excellent customer response. In addition, Kids "R" Us closed 19 stores in 1994 which were not meeting expectations. Based on the last three years' results, we will expand Kids "R" Us at faster rate as we enter 1996.

Under our $1 billion stock buyback program, we repurchased 13.1 million shares at a cost of $470 million during 1994. We intend to continue to aggressively buy back stock during 1995. In addition, we completed our transaction with Petrie Stores Corporation at the end of January 1995, which gave us approximately $162 million in cash, net of expenses, and increased our outstanding stock by approximately 2.2 million shares.


OPERATIONAL HIGHLIGHTS

We are proud of our ability to provide the best selection of merchandise, stocked in depth with everyday low prices while expanding customer service and maintaining one of the lowest expense structures in the industry. The following are some of the highlights of 1994 along with our plans for 1995.

In 1994, we significantly expanded our catalog program with a Spring catalog and two new and one expanded Holiday Toy catalogs that provided our customers with over $1,800 in coupon savings. This program allows us to continue to demonstrate the broad selection of merchandise that can be found at Toys "R" Us. Increasingly, customers in our stores use these as shopping aids. Our International division has also begun to use the catalog program with tremendous success.

We have continued to test various "specialty shops" within our U.S.A. and International toy stores. In 1994, we added 130 Books "R" Us shops bringing our total to over 300 stores. We also added approximately twenty Lego shops, twenty Stuffed Animal shops and five Learning Center shops in our stores. Based on our successful test results, we will implement the Learning Center concept in 100 stores in 1995. These shops will carry a full selection of learning aid products as well as PC software for kids. In addition, by the middle of 1995 we plan to offer an exciting and full selection of PC software for children in all of our U.S.A. toy stores and in several international markets. Our focus will be on children's educational and entertainment software, and we plan to have the most dominant selection anywhere. We also plan to greatly expand our space allocation to large outdoor/indoor playsets to show our dominant selection in this merchandise category.

Enhancing customer service was our single most important operational development in 1994. In conjunction with this initiative, we installed customer friendly in-aisle price scanners and other service oriented





                      CONSOLIDATED STOCKHOLDERS' EQUITY (BILLIONS)
                              (GRAPHIC MATERIAL OMITTED)


         FISCAL YEAR       1985                       0.7
                           1986                       0.9
                           1987                       1.1
                           1988                       1.4
                           1989                       1.7
                           1990                       2.0
                           1991                       2.4
                           1992                       2.9
                           1993                       3.1
                           1994                       3.4


technology in our U.S.A. toy stores. We also tested and intend to install a new automated Baby Registry throughout the entire chain in 1995. Our Geoffrey Helper Program was expanded and we modified some of our store policies and procedures to be more customer friendly and increase employee empowerment and decision-making. In 1995, we will continue to enhance all aspects of customer service, from improving basic store maintenance and housekeeping standards to dedicating additional associate hours to critical customer service needs.

From the beginning of our remodeling program in 1990 through the end of January 1995, we have remodeled over 100 toy stores including 30 stores this past year. These remodeled stores enhance the customer's shopping experience while increasing in-store productivity. We expect to remodel another 15 to 20 toy stores in 1995.

During the year, the U.S.A. toy division continued to increase productivity and improve its ability to replenish stores by building two state-of-the-art automated distribution centers that replaced four older facilities. Further, our International division retrofitted two existing centers with our new automated systems. We are proud of our associates in Japan who were able to continue to operate successfully following the January earthquake. Our distribution center located in Kobe sustained only minor damage. In 1995, we will be opening our largest distribution center in New Jersey and will also open a state-of-the-art distribution center in Germany.





                           CONSOLIDATED NUMBER OF STORES
                            (GRAPHIC MATERIAL OMITTED)


         FISCAL YEAR       1985           269
                           1986           338
                           1987           424
                           1988           522
                           1989           615
                           1990           712
                           1991           812
                           1992           918
                           1993         1,032
                           1994         1,115






STORE GROWTH

In 1994, we opened 37 toy stores in the United States. Internationally, 59 stores opened in 17 countries, including our first stores in Denmark, Luxembourg and Sweden and our first franchise store in the United Arab Emirates. For the second year in a row, our International division opened more toy stores than our U.S.A. toy division. We also opened 6 Kids "R" Us stores.

In 1995, we plan to open 40 toy stores in the United States and about 50 toy stores internationally, including franchise stores in the Middle East. We also plan to open about 10 new Kids "R" Us stores. The 1995 stores will capitalize on the existing infrastructure, thereby enhancing the profitability of new and existing stores alike.

Aided by our financial strength, we intend to capitalize on our strong competitive position throughout the world, by continued expansion to achieve greater sales, earnings and market share gains.





                           NET SALES - INTERNATIONAL DIVISION (BILLIONS)
                                  (GRAPHIC MATERIAL OMITTED)


         FISCAL YEAR       1985                    $0.0
                           1986                     0.1
                           1987                     0.2
                           1988                     0.4
                           1989                     0.5
                           1990                     0.8
                           1991                     1.0
                           1992                     1.4
                           1993                     1.7
                           1994                     2.1





CORPORATE CITIZENSHIP

Toys "R" Us maintains a company-wide giving program focused on improving the health-care needs of children by supporting many national and regional children's health care organizations. In 1994, we contributed funds to over 100 children's health care organizations. We also expanded our Hospital Playroom Program, which equips quality children's play centers in hospitals, by opening eight additional playrooms, bringing the total to twenty-six. We expect to expand our program to thirteen additional hospitals in 1995.

Toys "R" Us is a signatory to a Fair Share Agreement with the NAACP and has taken steps to support women and minorities in the workplace. We are the leading purchaser of products from several minority-owned toy companies.

Toys "R" Us continues to have a strong toy safety program which includes the inspection of directly imported toys. Furthermore, we continue to take numerous proactive initiatives, including a leadership position in eliminating the sale of look-alike toy guns. We are proud to be the recent recipient of the Consumer Product Safety Commission Chairman's Commendation For Significant Contributions to Product Safety.

Through our new Books "R" Us shops we are promoting literacy among children by demonstrating that reading is fun.

Lastly, we developed a Toy Guide for differently-abled children, which was carefully designed with their specific abilities and needs in mind.


HUMAN RESOURCES

The talent and high caliber of our management team and of our associates allows Toys "R" Us to expand aggressively and profitably.

We have made the following important promotions within our executive ranks:

Toys "R" Us, United States:
Michael J. Madden,
Group Vice President - Store
Operations

Michael A. Gerety,
Vice President - Store Planning

Kids "R" Us:
James G. Parros, Senior Vice
President - Stores and Distribution
Center Operations

Jonathan M. Friedman,
Vice President - Chief Financial
Officer




                           NUMBER OF COUNTRIES - INTERNATIONAL DIVISION
                                   (GRAPHIC MATERIAL OMITTED)


         FISCAL YEAR       1985                       3
                           1986                       4
                           1987                       5
                           1988                       6
                           1989                       8
                           1990                       8
                           1991                      10
                           1992                      11
                           1993                      16
                           1994                      20





SUMMARY

We intend to aggressively pursue all of our strategic initiatives and are committed to building market share and profitability in the years to come. We will work hard to continue being the most trusted store in town.

We value our excellent relationships with our innovative suppliers and commend them for their products, which create an atmosphere of excitement in our stores. Our assessment of the February New York Toy Fair indicates a year of robust sales in basic categories such as fashion dolls and preschool toys, where there is quality product that is reasonably priced.

We recognize the dedication and quality work of our associates around the world who have made this another record year. Our appreciation is also extended to you, our stockholders, for your commitment and loyalty to Toys "R" Us.

Sincerely,


/s/ Michael Goldstein
Vice Chairman and
Chief Executive Officer


/s/ Robert C. Nakasone
President and
Chief Operating Officer


March 29, 1995

MANAGEMENT'S DISCUSSION-RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS*

The Company has experienced sales growth in each of its last three years; sales were up 10.1% in 1994, 10.8% in 1993 and 17.1% in 1992. Part of the growth is attributable to the opening of 121 new U.S.A. toy stores, 167 international toy stores and 39 children's clothing stores during the three year period, and a portion of the increase is due to comparable U.S.A. toy store sales increases of 2.1%, 3.3% and 6.9% in 1994, 1993 and 1992, respectively.

Cost of sales as a percentage of sales decreased to 68.7% in 1994 from 69.2% in 1993 and from 69.3% in 1992 due to a more favorable merchandise mix.

Selling, advertising, general and administrative expenses as a percentage of sales increased to 19.0% in 1994 from 18.8% in 1993 and 18.7% in 1992 primarily as a result of increases in such expenses at a rate faster than comparable store sales increases and also due to customer service initiatives implemented in 1994, and start-up costs for the opening of our new market in Australia in 1993.

Interest expense increased in 1994 as compared to 1993 and 1992 due to increased average borrowings and a change in the mix of borrowings and interest rates among countries. Short-term interest income decreased in 1994 as compared to 1993 and increased in 1993 as compared to 1992, principally due to the availability of cash for investments.

The effective tax rate decreased to 37.0% in 1994 from 37.5% in 1993, due to a one-time retroactive adjustment in 1993 for an increase in the U.S. Federal corporate income tax rate. The effective rate increased to 37.5% in 1993 from 36.5% in 1992, due to the rate change and retroactive adjustment discussed above. The Company believes its deferred tax assets, as reported, are fully realizable.

The Company believes that its risks attendant to foreign operations are minimal as it operates in twenty different countries which are politically stable. The Company's foreign exchange risk management objectives are to stabilize cash flow from the effect of foreign currency fluctuations. The Company will, whenever practical, offset local investments in foreign currencies with borrowings denominated in the same currency. The Company also enters into forward foreign exchange contracts or purchase options to eliminate specific transaction currency risk. International sales and operating earnings were favorably impacted by the translation of local currency results into U.S. dollars at higher average exchange rates in 1994 than 1993 and unfavorably impacted by lower average exchange rates in 1993 than in 1992. Inflation has had little effect on the Company's operations in the last three years.


LIQUIDITY AND CAPITAL RESOURCES

The Company continues to maintain a strong financial position as evidenced by its working capital of $394 million at January 28, 1995 and $633 million at January 29, 1994. The long-term debt to equity percentage is 22.9% at January 28, 1995 as compared to 23.0% at January 29, 1994.

In 1995, the Company plans to open approximately 90 toy stores in the United States and internationally, including franchise stores. Additionally, there are plans to open about 10 Kids "R" Us children's clothing stores. The Company opened 96 toy stores in 1994, 108 in 1993 and 84 in 1992 and 6 Kids "R" Us children's clothing stores in 1994, 10 in 1993 and 23 in 1992. The Company closed 19 Kids "R" Us children's clothing stores in 1994 and 4 in 1993, which were not meeting our expectations. These closures did not have a significant impact on the Company's financial position.

For 1995, capital requirements for real estate, store and warehouse fixtures and equipment, leasehold improvements and other additions to property and equipment are estimated at $575 million (including real estate and related costs of $375 million). The Company's policy is to purchase its real estate where appropriate and plans to continue this policy.

The Company has an existing $1 billion share repurchase program, under which it has repurchased 13.7 million shares of its common stock for $493.7 million, since it had announced the program in January of 1994.

The seasonal nature of the business (approximately 48% of sales take place in the fourth quarter) typically causes cash to decline from the beginning of the year through October as inventory increases for the holiday selling season and funds are used for land purchases and construction of new stores, which usually open in the first ten months of the year. The Company has a $1 billion multi-currency unsecured revolving credit facility expiring in February 2000, from a syndicate of financial institutions. Cash requirements for operations, capital expenditures, lease commitments and the share repurchase program will be met primarily through operating activities, borrowings under the revolving credit facility, issuance of short-term commercial paper and bank borrowings for foreign subsidiaries.


*References to 1994, 1993 and 1992 are for the 52 weeks ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.

TOYS "R" US, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands except per share information)                                                Year Ended
                                                            January 28,    January 29,    January 30,
                                                                   1995           1994           1993
Net sales                                                   $ 8,745,586    $ 7,946,067    $ 7,169,290

Costs and expenses:

Cost of sales                                                 6,007,958      5,494,766      4,968,555
Selling, advertising, general and administrative              1,664,180      1,497,011      1,342,262
Depreciation and amortization                                   161,406        133,370        119,034
Interest expense                                                 83,945         72,283         69,134
Interest and other income                                       (15,970)       (24,116)       (18,719)
                                                          ______________  _____________   ____________
                                                              7,901,519      7,173,314      6,480,266
                                                          ______________  _____________   ____________

Earnings before taxes on income                                 844,067        772,753        689,024
Taxes on income                                                 312,300        289,800        251,500
                                                         ______________   _____________   ____________
Net earnings                                                $   531,767    $   482,953    $   437,524
                                                         ______________   _____________   ____________
                                                         ______________   _____________   ____________

Earnings per share                                               $ 1.85         $ 1.63         $ 1.47
                                                         ______________   _____________   ____________
                                                         ______________   _____________   ____________

See notes to consolidated financial statements.

TOYS "R" US, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS




(In thousands)
                                                  January 28,    January 29,
                                                         1995           1994
ASSETS

Current Assets:
Cash and cash equivalents                         $   369,833    $   791,893
Accounts and other receivables                        115,914         98,534
Merchandise inventories                             1,999,148      1,777,569
Prepaid expenses and other                             45,818         40,400
                                               ______________ ______________
Total Current Assets                                2,530,713      2,708,396

Property and Equipment:
Real estate, net                                    2,270,825      2,035,673
Other, net                                          1,397,980      1,148,794
                                               ______________ ______________
Total Property and Equipment                        3,668,805      3,184,467

Other Assets                                          371,675        256,746
                                               ______________ ______________
                                                  $ 6,571,193    $ 6,149,609
                                               ______________ ______________
                                               ______________ ______________

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Short-term borrowings                             $   122,661    $   239,862
Accounts payable                                    1,339,081      1,156,411
Accrued expenses and other current liabilities        472,653        471,782
Income taxes payable                                  202,548        206,996
                                               ______________ ______________
Total Current Liabilities                           2,136,943      2,075,051

Deferred Income Taxes                                 219,927        202,663
Long-Term Debt                                        785,448        723,613

Stockholders' Equity:
Common stock                                           29,795         29,794
Additional paid-in capital                            521,295        454,061
Retained earnings                                   3,544,573      3,012,806
Foreign currency translation adjustments              (25,121)       (56,021)
Treasury shares, at cost                             (641,667)      (292,358)
                                               ______________ ______________
                                                    3,428,875      3,148,282
                                               ______________ ______________
                                                  $ 6,571,193    $ 6,149,609
                                               ______________ ______________
                                               ______________ ______________

See notes to consolidated financial statements.

TOYS "R" US, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                                                  Year Ended
                                                                 January 28,    January 29,    January 30,
                                                                        1995           1994           1993

CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings                                                       $ 531,767      $ 482,953      $ 437,524
                                                                ____________   ____________   ____________
Adjustments to reconcile net earnings to net cash
   provided by operating activities:
   Depreciation and amortization                                     161,406        133,370        119,034
   Deferred income taxes                                             (14,545)        36,534         13,998
   Changes in operating assets and liabilities:
     Accounts and other receivables                                  (17,380)       (29,149)        (5,307)
     Merchandise inventories                                        (221,579)      (278,898)      (108,066)
     Prepaid expenses and other operating assets                     (31,668)       (39,448)       (36,249)
     Accounts payable, accrued expenses and other liabilities        183,506        325,165        112,232
     Income taxes payable                                             (2,014)        26,588         40,091
                                                                ____________   ____________   ____________
Total adjustments                                                     57,726        174,162        135,733
                                                                ____________   ____________   ____________
   Net cash provided by operating activities                         589,493        657,115        573,257
                                                                ____________   ____________   ____________

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures, net                                           (585,702)      (555,258)      (421,564)
Other assets                                                         (44,593)       (58,383)       (22,175)
                                                                ____________   ____________   ____________
   Net cash used in investing activities                            (630,295)      (613,641)      (443,739)
                                                                ____________   ____________   ____________

CASH FLOWS FROM FINANCING ACTIVITIES

Short-term borrowings, net                                          (117,201)       119,090       (170,887)
Long-term borrowings                                                  34,648         40,576        318,035
Long-term debt repayments                                             (1,111)        (1,335)        (7,926)
Exercise of stock options                                             25,998         29,879         86,323
Share repurchase program                                            (469,714)      (183,233)       (27,244)
Sale of stock to Petrie Stores Corporation                           161,642              -              -
                                                                ____________   ____________   ____________
   Net cash (used)/provided by financing activities                 (365,738)         4,977        198,301
                                                                ____________   ____________   ____________
Effect of exchange rate changes on cash
   and cash equivalents                                              (15,520)       (20,279)        (8,691)

CASH AND CASH EQUIVALENTS

(Decrease)/increase during year                                     (422,060)        28,172        319,128
Beginning of year                                                    791,893        763,721        444,593
                                                                ____________   ____________   ____________
End of year                                                        $ 369,833      $ 791,893      $ 763,721
                                                                ____________   ____________   ____________
                                                                ____________   ____________   ____________


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers its highly liquid investments purchased as part of its daily cash management activities to be cash equivalents. During the years ended January 28, 1995, January 29, 1994, and January 30, 1993 the Company made income tax payments of $318,948, $220,229, and $151,722 and interest payments (net of amounts capitalized) of $123,603, $104,281, and $83,584 respectively.

See notes to consolidated financial statements.

TOYS "R" US, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                    Common Stock
                                                       _______________________________________
                                                              Issued              In Treasury    Additional
                                                       ________________________  _____________      paid-in         Retained
(In thousands)                                          Shares        Amount           Amount       capital         earnings
____________________________________________________________________________________________________________________________
Balance, February 1, 1992                              297,938      $ 29,794       $ (127,717)    $ 384,803      $ 2,092,329

Net earnings for the year                                    -             -                -             -          437,524
Share repurchase program (708 Treasury shares)               -             -          (27,244)            -                -
Exercise of stock options (4,479 Treasury shares)            -             -            4,524        35,301                -
Tax benefit from exercise of stock options                   -             -                -        45,390                -
                                                     _________    __________     ____________   ___________    _____________
Balance, January 30, 1993                              297,938        29,794         (150,437)      465,494        2,529,853

Net earnings for the year                                    -             -                -             -          482,953
Share repurchase program (4,940 Treasury shares)             -             -         (183,233)            -                -
Exercise of stock options (1,394 Treasury shares)            -             -           41,312       (21,464)               -
Tax benefit from exercise of stock options                   -             -                -        10,031                -
                                                     _________    __________     ____________   ___________    _____________
Balance, January 29, 1994                              297,938        29,794         (292,358)      454,061        3,012,806

Net earnings for the year                                    -             -                -             -          531,767
Share repurchase program (13,074 Treasury shares)            -             -         (469,714)            -                -
Exercise of stock options (1,103 Treasury shares)           16             1           41,888       (21,947)               -
Tax benefit from exercise of stock options                   -             -                -         6,056                -
Exchange with and sale of stock to Petrie Stores
 Corporation (2,223 Net treasury shares)                     -             -            78,517       83,125                -
                                                     _________     __________     ____________  ___________    _____________
Balance, January 28, 1995                              297,954      $ 29,795        $ (641,667)   $ 521,295      $ 3,544,573
                                                     _________     __________     ____________  ___________    _____________
                                                     _________     __________     ____________  ___________    _____________


See notes to consolidated financial statements.

TOYS "R" US, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest to January 31. References to 1994, 1993, and 1992 are for the 52 weeks ended January 28, 1995, January 29, 1994 and January 30, 1993, respectively.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated. Assets and liabilities of foreign operations are translated at current rates of exchange at the balance sheet date while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of stockholders' equity. The increase (decrease) in the foreign currency translation adjustment was $30,900, ($70,338) and ($33,650) for 1994, 1993
and 1992, respectively.


MERCHANDISE INVENTORIES

Merchandise inventories for the U.S.A. toy store operations, which represent over 62% of total inventories, are stated at the lower of LIFO (last-in, first-out) cost or market as determined by the retail inventory method. If inventories had been valued at the lower of FIFO (first-in, first-out) cost or market, inventories would show no change at January 28, 1995 or January 29, 1994. All other merchandise inventories are stated at the lower of FIFO cost or market as determined by the retail inventory method.


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


CAPITALIZED INTEREST

Interest on borrowed funds is capitalized during construction of property and is amortized by charges to earnings over the depreciable lives of the related assets. Interest of $6,926, $7,300 and $8,403 was capitalized during 1994, 1993 and 1992, respectively.


FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets for cash and cash equivalents and short-term borrowings approximate their fair market values.


FORWARD FOREIGN EXCHANGE CONTRACTS

The Company enters into forward foreign exchange contracts to eliminate the risk associated with currency movement relating to its short-term intercompany loan program with foreign subsidiaries and inventory purchases denominated in foreign currency. Gains and losses which offset the movement in the underlying transactions are recognized as part of such transactions. Gross deferred unrealized gains and losses on the forward contracts were not material at either January 28, 1995 or January 29, 1994. The related receivable, payable and deferred gain or loss are included on a net basis in the balance sheet. As of January 28, 1995 and January 29, 1994, the Company had approximately $547,000 and $290,000, of outstanding forward contracts maturing in 1995 and 1994, respectively, which are entered into with counterparties that have high credit ratings and with which the Company has the contractual right to net forward currency settlements.


PROPERTY AND EQUIPMENT

                                   Useful Life    January 28,    January 29,
                                    (in years)           1995           1994
Land                                             $    764,808   $    693,737
Buildings                                45-50      1,627,145      1,446,277
Furniture and equipment                   5-20      1,177,909        953,360
Leaseholds and
 leasehold improvements              12 1/2-50        809,365        658,191
Construction in progress                               55,730         41,855
Leased property
 under capital leases                                  24,881         24,360
                                               ______________ ______________
                                                    4,459,838      3,817,780
Less accumulated
 depreciation and
 amortization                                         791,033        633,313
                                               ______________ ______________
                                                 $  3,668,805   $  3,184,467
                                               ______________ ______________
                                               ______________ ______________


SEASONAL FINANCING AND LONG-TERM DEBT

                                             January 28,    January 29,
                                                    1995           1994
Industrial revenue bonds,
  net of expenses (a)                         $   74,239     $   74,208
Mortgage notes payable at annual
  interest rates from 7 1/8% to 11% (b)           12,980         13,318
Japanese yen loans payable at annual
  interest rates from 3.45%  to 6.47%,
  due in varying amounts through 2012            192,910        142,688
British pound sterling 11% Stepped
  Coupon Guaranteed Bonds, due 2017              206,570        194,415
8 1/4% sinking fund debentures,
  due 2017, net of discounts                      88,220         88,117
8 3/4% debentures, due 2021,
  net of expenses                                198,051        197,978
Obligations under capital leases                  14,056         14,432
                                             ___________    ___________
                                                 787,026        725,156
Less current portion                               1,578          1,543
                                             ___________    ___________
                                               $ 785,448      $ 723,613
                                             ___________    ___________
                                             ___________    ___________

(a) Bank letters of credit of $57,135, expiring in 1996, support certain industrial revenue bonds. The Company expects the bank letters of credit expiring in 1996 will be renewed. The bonds have fixed or variable interest rates with an average rate of 3.2% at January 28, 1995.

(b) Mortgage notes payable are collateralized by property and equipment with an aggregate carrying value of $18,330 at January 28, 1995.

The fair market value of the Company's long-term debt at January 28, 1995 is approximately $815,000. The fair market value was estimated using quoted market rates for publicly traded debt and estimated interest rates for non-public debt.

On January 27, 1995, the Company entered into a $1 billion unsecured committed revolving credit facility expiring in five years. This multi-currency facility permits the Company to borrow at the lower of LIBOR plus a fixed spread or a rate set by competitive auction. The facility is available to support domestic commercial paper borrowings and to meet the cash requirements of selected foreign subsidiaries.

Additionally, the Company also has lines of credit with various banks to meet the short-term financing needs of its foreign subsidiaries. The weighted average interest rate on short-term borrowings outstanding at January 28, 1995 and January 29, 1994, was 6.3% and 5.4%, respectively.

The annual maturities of long-term debt at January 28, 1995 are as follows:


Year ending in

1996                                   $    1,578
1997                                        5,559
1998                                        8,085
1999                                        9,740
2000                                        8,662
2001 and subsequent                       753,402
                                      ___________
                                       $  787,026
                                      ___________
                                      ___________


LEASES

The Company leases a portion of the real estate used in its operations. Most leases require the Company to pay real estate taxes and other expenses; some require additional amounts based on percentages of sales.

Minimum rental commitments under noncancelable operating leases having a term of more than one year as of January 28, 1995 were as follows:

                                          Gross                             Net
                                        minimum        Sublease         minimum
Year ending in                          rentals          income         rentals
1996                                $   258,447     $     8,461     $   249,986
1997                                    256,477           7,265         249,212
1998                                    255,650           7,091         248,559
1999                                    256,373           6,215         250,158
2000                                    254,144           6,036         248,108
2001 and subsequent                   3,226,873          37,387       3,189,486
                                    ___________    ____________     ___________
                                    $ 4,507,964     $    72,455     $ 4,435,509
                                   ____________    ____________     ___________
                                   ____________    ____________     ___________


Total rental expense was as follows:

                                                                  Year ended
                                   January 28,    January 29,     January 30,
                                          1995           1994           1993

Minimum rentals                      $ 226,382      $ 180,118      $ 149,027
Additional amounts
  computed as
  percentages of sales                   6,361          5,604          5,447
                                   ___________    ___________    ___________
                                       232,743        185,722        154,474
Less sublease income                    10,348          7,935          5,788
                                   ___________    ___________    ___________
                                     $ 222,395      $ 177,787      $ 148,686
                                   ___________     ___________   ___________
                                   ___________     ___________   ___________


STOCKHOLDERS' EQUITY

The common shares of the Company, par value $.10 per share, were as follows:

                                        January 28,    January 29,
                                               1995           1994

Authorized shares                           550,000        550,000
                                          _________      _________
                                          _________      _________

Issued shares                               297,954        297,938
                                          _________      _________
                                          _________      _________

Treasury shares                              18,164          8,416
                                          _________      _________
                                          _________      _________


Earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding after reduction for treasury shares and assuming exercise of dilutive stock options computed by the treasury stock method using the average market price during the year.

Weighted average numbers of shares used in computing earnings per share were as follows:

                                                                  Year ended
                                   January 28,    January 29,    January 30,
                                          1995           1994           1993

  Common and common
  equivalent shares                    287,415        296,463        297,718
                                     _________      _________      _________
                                     _________      _________      _________


In April 1994, the Company entered into an agreement with Petrie Stores Corporation ("Petrie"), the then holder of 14% of the Company's outstanding Common Stock. Pursuant to such agreement, the Company consummated a transaction with Petrie on January 24, 1995, wherein 42,076 shares of the Company's common stock were issued from its treasury in exchange for 39,853 shares of the Company's common stock and $165,000 in cash.


TAXES ON INCOME

The provisions for income taxes consist of the following:

                                                                  Year ended
                                   January 28,    January 29,    January 30,
                                          1995           1994           1993

Current:
  Federal                            $ 251,621      $ 200,303      $ 186,013
  Foreign                               29,221         17,259         15,605
  State                                 46,003         35,704         35,884
                                   ___________    ___________    ___________
                                       326,845        253,266        237,502
                                   ___________    ___________    ___________
Deferred:
  Federal                                8,873         49,961         17,187
  Foreign                              (24,752)       (16,186)        (6,705)
  State                                  1,334          2,759          3,516
                                   ___________    ___________    ___________
                                       (14,545)        36,534         13,998
                                   ___________    ___________    ___________
Total                                $ 312,300      $ 289,800      $ 251,500
                                   ___________    ___________    ___________
                                   ___________    ___________    ___________



Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has gross deferred tax liabilities of $270,900 at January 28, 1995 and $251,700 at January 29, 1994, which consist primarily of temporary differences related to fixed assets of $217,000 and $194,000, respectively. The Company had gross deferred tax assets of $129,900 at January 28, 1995 and $92,800 at January 29, 1994, which consist primarily of net operating losses of foreign start-up operations of $94,000 and $60,400, and operating costs not currently deductible for tax purposes of $25,400 and $23,200, respectively. Valuation allowances are not significant.

A reconciliation of the federal statutory tax rate with the effective tax rate follows:

                                                                  Year ended
                                   January 28,    January 29,    January 30,
                                          1995           1994           1993
Statutory tax rate                       35.0%          35.0%          34.0%
State income taxes, net of
  federal income tax benefit              3.7            3.2            4.0
Foreign                                  (0.4)          (0.5)          (1.2)
Other, net                               (1.3)          (0.2)          (0.3)
                                        ______         ______         ______
                                         37.0%          37.5%          36.5%
                                        ______         ______         ______
                                        ______         ______         ______


Deferred income taxes were not provided on unremitted earnings of foreign subsidiaries that are intended to be indefinitely invested. Unremitted earnings were approximately $131,000 at January 28, 1995, exclusive of amounts that if remitted would result in little or no tax under current U.S. tax laws. Net income taxes of approximately $46,000 would be due if these earnings were to be remitted.


PROFIT SHARING PLAN

The Company has a profit sharing plan with a 401(k) salary deferral feature for eligible domestic employees. The terms of the plan call for annual contributions by the Company as determined by the Board of Directors, subject to certain limitations. The profit sharing plan may be terminated at the Company's discretion. Provisions of $31,391, $29,961 and $29,824 have been charged to operations in 1994, 1993 and 1992, respectively.

STOCK OPTIONS

The Company has Stock Option Plans (the "Plans") which provide for the granting of options to purchase the Company's common stock to substantially all employees and non-employee directors of the Company. The Plans provide for the issuance of non-qualified options, incentive stock options, performance share options, performance units, stock appreciation rights, restricted shares and unrestricted shares. The majority of the options become exercisable four years and nine months from the date of grant. Certain non-qualified options become exercisable nine years from the date of grant, however the exercise date of all or a portion of such options may be accelerated if the price of the Company's common stock reaches certain target amounts. The options granted to non-employee directors are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

In addition to the aforementioned plans, 2,862 stock options were granted to certain senior executives during the period from 1988 to 1993 pursuant to individual plans. These options are exercisable 20% each year on a cumulative basis commencing one year from the date of grant.

The exercise price per share of all options granted has been the average of the high and low market price of the Company's common stock on the date of grant. Options must be exercised within ten years from the date of grant.

At January 28, 1995, an aggregate of 28,502 shares of authorized common stock was reserved for all of the Plans noted above; 9,139 of which were available for future grants and 5,390 which were reserved for exercisable options. All outstanding options expire at dates varying from May 1995 to November 2004.

Stock option transactions are summarized as follows:

                                                           Shares Under Option
                                                        Non-
                                    Incentive      Qualified       Price Range

Outstanding January 29, 1994              527         16,720    $ 7.68 - 40.94
Granted                                     -          4,189     34.31 - 38.56
Exercised                                (167)          (952)     7.68 - 36.94
Canceled                                    -           (954)     7.68 - 39.88
                                         ____        _______   _______________
Outstanding January 28, 1995              360         19,003    $ 7.68 - 40.94
                                         ____        _______   _______________
                                         ____        _______   _______________


The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between the market price at the date of exercise and the option price. During 1994, 1993 and 1992, $6,056, $10,031 and $45,390, respectively, was credited to additional paid-in capital.


FOREIGN OPERATIONS

Certain information relating to the Company's foreign operations is set forth below. Corporate assets include all cash and cash equivalents and other related assets.

                                                                  Year ended
                                   January 28,    January 29,    January 30,
                                          1995           1994           1993

Sales
  Domestic                         $ 6,644,799    $ 6,278,591    $ 5,795,119
  Foreign                            2,100,787      1,667,476      1,374,171
                                 _____________  _____________  _____________
Total                              $ 8,745,586    $ 7,946,067    $ 7,169,290
                                 _____________  _____________  _____________
                                 _____________  _____________  _____________

Operating Profit
  Domestic                         $   778,659    $   724,818    $   647,640
  Foreign                              140,829        102,923        101,132
General corporate
  expenses                              (7,446)        (6,821)        (9,333)
Interest expense, net                  (67,975)       (48,167)       (50,415)
                                 _____________  _____________  _____________

Earnings before taxes
  on income                        $   844,067    $   772,753    $   689,024
                                 _____________  _____________  _____________
                                 _____________  _____________  _____________

Identifiable Assets
  Domestic                         $ 3,950,511    $ 3,630,921    $ 3,277,527
  Foreign                            2,216,086      1,694,565      1,248,827
  Corporate                            404,596        824,123        796,498
                                 _____________  _____________  _____________
Total                              $ 6,571,193    $ 6,149,609    $ 5,322,852
                                 _____________  _____________  _____________
                                 _____________  _____________  _____________


QUARTERLY FINANCIAL DATA

The following table sets forth certain unaudited quarterly financial information.

                          First         Second          Third         Fourth
                        Quarter        Quarter        Quarter        Quarter
Year Ended January 28,1995

Net Sales           $ 1,461,933    $ 1,452,117    $ 1,631,345    $ 4,200,191
Cost of Sales         1,001,203        982,892      1,097,236      2,926,627
Net Earnings             37,580         38,014         47,367        408,806
Earnings per Share        $ .13          $ .13          $ .17         $ 1.46

Year Ended January 29,1994

Net Sales           $ 1,286,479    $ 1,317,012    $ 1,449,118    $ 3,893,458
Cost of Sales           882,876        902,414        982,151      2,727,325
Net Earnings             35,436         35,505         37,457        374,555
Earnings per Share        $ .12          $ .12          $ .13        $  1.27


REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Toys "R" Us management. The accompanying financial statements have been prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of the Company. Management has established a system of internal controls to provide reasonable assurance that assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

The Company's comprehensive internal audit program provides for constant evaluation of the adequacy of the adherence to management's established policies and procedures. The Company has distributed to key employees its policies for conducting business affairs in a lawful and ethical manner.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to the financial reporting process through periodic meetings with our independent auditors, internal auditors and management.

The financial statements of the Company have been audited by Ernst & Young LLP, independent auditors, in accordance with generally accepted auditing standards, including a review of financial reporting matters and internal controls to the extent necessary to express an opinion on the consolidated financial statements.


/S/ Michael Goldstein            /S/ Louis Lipschitz
Vice Chairman and                Senior Vice President - Finance
Chief Executive Officer          and Chief Financial Officer


MARKET INFORMATION

The Company's common stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-eighth) based on New York Stock Exchange trading since January 30, 1993.

The Company has not paid any cash dividends, however, the Board of Directors of the Company reviews this policy annually.

The number of stockholders of record of common stock on March 7, 1995 was approximately 27,200.


                                   High         Low
- - -----------------------------------------------------
1993   1st Quarter.............  42 3/8      36 5/8
       2nd Quarter.............  39 3/4      32 3/8
       3rd Quarter.............  40 3/8      33 3/4
       4th Quarter.............  42 7/8      36

1994   1st Quarter.............  37 3/8      32 3/8
       2nd Quarter.............  36 3/4      32 1/4
       3rd Quarter.............  38 3/4      33
       4th Quarter.............  39          28 1/4


REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Toys "R" Us, Inc.

We have audited the accompanying consolidated balance sheets of Toys "R" Us, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toys "R" Us, Inc. and subsidiaries at January 28, 1995 and January 29,1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.



                                            /S/ Ernst & Young LLP

New York, New York
March 8, 1995

DIRECTORS AND OFFICERS


DIRECTORS

CHARLES LAZARUS
Chairman of the Board
of the Company

ROBERT A. BERNHARD
Real Estate Developer

MICHAEL GOLDSTEIN
Vice Chairman and Chief Executive
Officer of the Company

MILTON S. GOULD
Attorney-at-law;
Of Counsel to LeBoeuf, Lamb,
Greene & MacRae

SHIRLEY STRUM KENNY
President, State University of
New York at Stony Brook

REUBEN MARK
Chairman and CEO
Colgate-Palmolive Company

HOWARD W. MOORE
Former Executive
Vice President - General
Merchandise Manager of
the Company; Consultant

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


OFFICERS - CORPORATE AND ADMINISTRATIVE

MICHAEL GOLDSTEIN
Vice Chairman and
Chief Executive Officer

ROBERT C. NAKASONE
President and
Chief Operating Officer

DENNIS HEALEY
Senior Vice President -
Management Information Systems

LOUIS LIPSCHITZ
Senior Vice President -
Finance and Chief Financial Officer

MICHAEL P. MILLER
Senior Vice President - Real Estate

JEFFREY S. WELLS
Senior Vice President -
Human Resources

GAYLE C. AERTKER
Vice President - Real Estate

MICHAEL J. CORRIGAN
Vice President - Compensation
and Benefits

RICHARD N. CUDRIN
Vice President - Employee and
Labor Relations

JONATHAN M. FRIEDMAN
Vice President - Controller and
Chief Financial Officer - Kids "R" Us

EILEEN C. GABRIEL
Vice President -
Information Systems

JON W. KIMMINS
Vice President - Treasurer

MATTHEW J. LOMBARDI
Vice President -
Information Technology

ERIC A. SWARTWOOD
Vice President -
Architecture and Construction

MICHAEL L. TUMOLO
Vice President -
Real Estate Counsel

PETER W. WEISS
Vice President - Taxes

ANDRE WEISS
Secretary - Attorney-at-law;
Partner-Schulte Roth & Zabel


TOYS "R" US UNITED STATES - OFFICERS AND GENERAL MANAGERS

ROGER V. GODDU
Executive Vice President -
General Merchandise Manager

MICHAEL J. MADDEN
Group Vice President -
Store Operations

VAN H. BUTLER
Senior Vice President -
Divisional Merchandise Manager

BRUCE C. HALL
Senior Vice President -
Regional Operations

THOMAS J. REINEBACH
Senior Vice President - Distribution
and Support Services

ERNEST V. SPERANZA
Senior Vice President - Advertising/Marketing

ROBERT J. WEINBERG
Senior Vice President -
Divisional Merchandise Manager

KRISTOPHER M. BROWN
Vice President - Distribution Operations

HARVEY J. FINKEL
Vice President - Regional Operations

MARTIN FOGELMAN
Vice President -
Divisional Merchandise Manager

MICHAEL A. GERETY
Vice President - Store Planning

LEE RICHARDSON
Vice President - Advertising

JOHN P. SULLIVAN
Vice President - Divisional Merchandise Manager

KARL S. TAYLOR
Vice President - Merchandise Planning and Allocation


GENERAL MANAGERS

ROBERT F. PRICE
Vice President
New York/Northern New Jersey

THOMAS A. DRUGAN
Alabama/Georgia/South Carolina/Tennessee

LARRY D. GARDNER
Pacific Northwest/Alaska

MARK H. HAAG
Southern California/Arizona/Nevada/Hawaii

DANIEL D. HLAVATY
Central Ohio/Indiana/Kentucky

DEBRA M. KACHURAK
New England

RICHARD A. MOYER
S. Texas/Louisiana/Mississippi

GERALD S. PARKER
Northern California/Utah

JOHN J. PRAWLOCKI
Florida/Puerto Rico

J. MICHAEL ROBERTS
Pennsylvania/Delaware/Southern New Jersey

EDWARD F. SIEGLER
Colorado/Kansas/Missouri/Iowa/Nebraska

CARL P. SPAULDING
N.E. Ohio/W. Pennsylvania/N. New York

WILLIAM A. STEPHENSON
Illinois/Wisconsin/Minnesota

JOHN P. SUOZZO
Maryland/Virginia/North Carolina

BRIAN L. VOORHEES
N. Texas/Oklahoma/Arkansas/New Mexico

DENNIS J. WILLIAMS
Michigan/N.W. Ohio

KIDS "R" US - OFFICERS

RICHARD L. MARKEE
President

VIRGINIA HARRIS
Senior Vice President -
General Merchandise Manager

JAMES G. PARROS
Senior Vice President - Stores and
Distribution Center Operations

JAMES L. EASTON
Vice President -
Divisional Merchandise Manager

JEREL G. HOLLENS
Vice President -
Merchandise Planning and
Management Information Systems

DEBRA G. HYMAN
Vice President -
Divisional Merchandise Manager

ELIZABETH S. JORDAN
Vice President - Human Resources

LORNA E. NAGLER
Vice President -
Divisional Merchandise Manager


TOYS "R" US INTERNATIONAL - OFFICERS AND COUNTRY MANAGEMENT

LARRY D. BOUTS
President

GREGORY R. STALEY
Senior Vice President -
General Merchandise Manager

LAWRENCE H. MEYER
Vice President -
Chief Financial Officer

KEN BONNING
Vice President - Logistics

JOSEPH GIAMELLI
Vice President -
Information Systems

ADAM SZOPINSKI
Vice President - Operations

KEITH VAN BEEK
Vice President - Development


COUNTRY MANAGEMENT

JACQUES LE FOLL
President - Toys "R" Us France

CARL OLSEN
Managing Director -
Toys "R" Us Australia

GUILLERMO PORRATI
Managing Director -
Toys "R" Us Central Europe/Iberia

DAVID RURKA
Managing Director - Toys "R" Us
United Kingdom/Scandinavia

MANABU TAZAKI
President - Toys "R" Us Japan

ELLIOTT WAHLE
President - Toys "R" Us Canada

KEITH C. SPURGEON
Vice President -
Toys "R" Us Asia/Australia

SCOTT CHEN
General Manager -
Toys "R" Us Taiwan

DAVID SILBER
General Manager -
Toys "R" Us Hong Kong

MICHAEL YEO
General Manager -
Toys "R" Us Singapore


CORPORATE DATA

ANNUAL MEETING
The Annual Meeting of the Stockholders of Toys "R" Us will be held at the offices of the Company on Wednesday, June 7, 1995 at 10:00 a.m.

THE OFFICE OF THE COMPANY IS LOCATED AT
461 From Road
Paramus, New Jersey 07652
Telephone: 201-262-7800

GENERAL COUNSEL
Schulte Roth & Zabel
900 Third Avenue
New York, New York 10022

INDEPENDENT AUDITORS
Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

STOCKHOLDER INFORMATION
The Company will supply to any owner of Common Stock, upon written request to Mr. Louis Lipschitz of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended January 28, 1995, which has been filed with the Securities and Exchange Commission.

Stockholder information, including quarterly earnings and other corporate news releases, can be obtained toll free by calling 800-785-TOYS.
Significant news releases will be available on the following dates:

CALL AFTER...     FOR THE fOLLOWING...

May   15, 1995    1st Quarter Results
Aug.  14, 1995    2nd Quarter Results
Nov.  13, 1995    3rd Quarter Results
Jan.   2, 1996    Christmas Sales Results
Mar.  13, 1996    1995 Results

COMMON STOCK LISTED
New York Stock Exchange, Symbol: TOY

REGISTRAR AND TRANSFER AGENT
American Stock Transfer
and Trust Company
40 Wall Street
New York, New York 10005
Telephone: 718-921-8200

[RECYCLED SYMBOL]
Printed on recycled paper


17